06049732

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2005
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

~~N/A~~ 333-07558
SEC file number, if available

RECD S.E.C. SEP 29 2006 WASH, D.C. 156 SECTION PROCESSING

S-
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

PROCESSED
OCT 23 2006
THOMSON FINANCIAL

Fiscal year ended December 31, 2005
Report period (if applicable)

Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on September 29, 2006.

REPUBLIC OF PANAMA

By: /s/ Héctor E. Alexander H.
Héctor E. Alexander H.
Vice Minister of Economy and Finance of the Republic of Panama

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2005 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

<u>Exhibit</u>

C. Copy of the 2005 Annual Budget of the Republic of Panama.

EXHIBIT C

LEY No. 54

De 21 de noviembre de 2004

Por la cual se dicta el Presupuesto General del Estado para la vigencia fiscal de 2005

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2005 cuyo resumen por grupos institucionales e ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	2,125,526,200	1,220,628,936	3,346,155,136	2,283,435,360	1,062,719,776	3,346,155,136
1. INSTITUCIONES DESCENTRALIZADAS	1,503,083,290	611,392,000	2,114,475,290	1,555,325,904	559,149,386	2,114,475,290
2. EMPRESAS PÚBLICAS	389,186,600	50,614,900	439,801,500	338,921,500	100,880,000	439,801,500
3. INTERMEDIARIOS FINANCIEROS	320,404,300	548,812,100	869,216,400	249,189,100	620,027,300	869,216,400
TOTAL	4,338,200,390	2,431,447,936	6,769,648,326	4,426,871,864	2,342,776,462	6,769,648,326
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	494,780,550	82,538,140	577,318,690	494,780,550	82,538,140	577,318,690
TOTAL PRESUPUESTO GENERAL DEL ESTADO	3,843,419,840	2,348,909,796	6,192,329,636	3,932,091,314	2,260,238,322	6,192,329,636

ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	987,811,356	312,314,404	255,186,200	0	728,123,400	2,283,435,360
1. INSTITUCIONES DESCENTRALIZADAS	668,163,317	832,954,487	145,000	50,836,400	3,226,700	1,555,325,904
2. EMPRESAS PÚBLICAS	169,366,560	21,563,640	560,500	132,759,200	14,671,600	338,921,500
3. INTERMEDIARIOS FINANCIEROS	166,201,802	9,070,398	0	51,741,700	22,175,200	249,189,100
TOTAL	**1,991,543,035**	**1,175,902,929**	**255,891,700**	**235,337,300**	**768,196,900**	**4,426,871,864**

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	384,770,300	2,669,486	71,396,800	603,883,190	1,062,719,776
1. INSTITUCIONES DESCENTRALIZADAS	550,911,898	1,555,588	0	6,681,900	559,149,386
2. EMPRESAS PÚBLICAS	79,410,700	702,800	4,500,000	16,266,500	100,880,000
3. INTERMEDIARIOS FINANCIEROS	582,891,400	6,155,400	0	30,980,500	620,027,300
TOTAL	**1,597,984,298**	**11,083,274**	**75,896,800**	**657,812,090**	**2,342,776,462**

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO: 4 La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente politica sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	2,696,551,700	43.55
DESARROLLO DE LA INFRAESTRUCTURA	281,895,500	4.55
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	1,269,979,570	20.51
SERVICIOS GENERALES	528,086,766	8.53
SERVICIO DE LA DEUDA PÚBLICA	1,415,816,100	22.86
TOTAL	**6,192,329,636**	**100.00**

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO: 5 Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2005 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	3,346,155,136	TOTAL	3,346,155,136
1. INGRESOS CORRIENTES	**2,125,526,200**	**1. GASTOS CORRIENTES**	2,283,435,360
1.1. INGRESOS TRIBUTARIOS	1,244,764,000	1.1. GASTOS DE OPERACIÓN	987,811,356
1.1.1. IMPUESTOS DIRECTOS	585,114,000		
1.1.2. IMPUESTOS INDIRECTOS	659,650,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	567,500,604
		TRANSFERENCIAS CORRIENTES	312,314,404
1.2. INGRESOS NO TRIBUTARIOS	766,762,200	TRANSFERENCIAS PROPIAS	102,791,604
1.2.1. RENTA DE ACTIVOS	43,563,300	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	236,916,900	SUBSIDIOS	255,186,200
1.2.3. TRANSFERENCIAS CORRIENTES	3,951,900	1.3. INTERESES DE LA DEUDA PÚBLICA	728,123,400
1.2.4. TASAS Y DERECHOS	246,104,000		
1.2.5. CONTRIBUCIÓN DE MEJORAS	278,000		
1.2.6. INGRESOS VARIOS	13,100,000		
1.2.7. APORTE AL FISCO	222,848,100		
1.3. OTROS INGRESOS CORRIENTES	85,000,000		
1.3.2. INTERESES Y COMISIONES GANADOS	85,000,000		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	29,000,000		
2. INGRESOS DE CAPITAL	**1,220,628,936**	**2. GASTOS DE CAPITAL**	1,062,719,776
2.1. RECURSOS PROPIOS DE CAPITAL	116,175,590	2.1. INVERSIONES	384,770,300
2.1.1. VENTA DE ACTIVOS	2,000,000	2.2. OTROS GASTOS DE CAPITAL	2,669,486
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	12,518,190	2.3. TRANSFERENCIAS DE CAPITAL	71,396,800
2.1.4. RECUPERACIÓN DE COLOCACIONES	101,657,400	2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	603,883,190
2.2. RECURSOS DEL CRÉDITO	1,087,348,246		
2.2.1. CRÉDITO INTERNO	448,419,500		
2.2.2. CRÉDITO EXTERNO	638,928,746		
2.3. OTROS INGRESOS DE CAPITAL	17,105,100		
2.3.2. TRANSFERENCIA DE CAPITAL	17,105,100		

ARTÍCULO 6. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**987,811,356**	**312,314,404**	**255,186,200**	**728,123,400**	**2,283,435,360**
ASAMBLEA NACIONAL	34,935,900	1,911,400	2,325,900	0	39,173,200
CONTRALORÍA GENERAL DE LA REPÚBLICA	31,970,800	3,697,100	0	0	35,667,900
MINISTERIO DE LA PRESIDENCIA	32,883,970	3,717,800	0	0	36,601,770
MINISTERIO DE GOBIERNO Y JUSTICIA	162,614,200	43,308,200	5,685,000	0	211,607,400
MINISTERIO DE RELACIONES EXTERIORES	30,940,000	2,065,300	0	0	33,005,300
MINISTERIO DE EDUCACIÓN	338,247,500	45,628,500	170,426,200	0	554,302,200
MINISTERIO DE COMERCIO E INDUSTRIAS	10,002,800	2,889,180	12,205,600	0	25,097,580
MINISTERIO DE OBRAS PÚBLICAS	21,603,160	2,252,140	0	0	23,855,300
MINISTERIO DE DESARROLLO AGROPECUARIO	22,192,700	2,786,800	9,685,500	0	34,665,000
MINISTERIO DE SALUD	130,783,900	177,758,000	47,736,000	0	356,277,900
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	12,687,500	950,800	0	0	13,638,300
MINISTERIO DE VIVIENDA	11,300,800	720,600	0	0	12,021,400
MINISTERIO DE ECONOMÍA Y FINANZAS	36,653,300	6,284,300	7,122,000	0	50,059,600
MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA	10,902,500	4,873,800	0	0	15,776,300
ÓRGANO JUDICIAL	36,147,604	3,496,800	0	0	39,644,404
MINISTERIO PÚBLICO	38,423,466	4,761,400	0	0	43,184,866
TRIBUNAL ELECTORAL	15,572,200	3,757,500	0	0	19,329,700
OTROS GASTOS DE LA ADMINISTRACIÓN	9,949,056	1,454,784	0	0	11,403,840
DEUDA PÚBLICA	0	0	0	728,123,400	728,123,400

ARTÍCULO 7. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**384,770,300**	**2,669,486**	**71,396,800**	**603,883,190**	**1,062,719,776**
ASAMBLEA NACIONAL	250,000	187,000	0	0	437,000
CONTRALORÍA GENERAL DE LA REPÚBLICA	2,253,300	147,000	0	0	2,400,300
MINISTERIO DE LA PRESIDENCIA	28,702,100	80,000	0	0	28,782,100
MINISTERIO DE GOBIERNO Y JUSTICIA	900,000	140,790	115,000	0	1,155,790
MINISTERIO DE RELACIONES EXTERIORES	0	113,900	0	0	113,900
MINISTERIO DE EDUCACIÓN	48,554,600	16,600	4,190,500	0	52,761,700
MINISTERIO DE COMERCIO E INDUSTRIAS	223,900	112,600	7,864,800	0	8,201,300
MINISTERIO DE OBRAS PÚBLICAS	134,674,600	0	0	0	134,674,600
MINISTERIO DE DESARROLLO AGROPECUARIO	48,015,400	156,500	2,852,100	0	51,024,000
MINISTERIO DE SALUD	22,201,600	191,700	54,286,800	0	76,680,100
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	6,280,800	34,200	0	0	6,315,000
MINISTERIO DE VIVIENDA	11,029,500	0	0	0	11,029,500
MINISTERIO DE ECONOMÍA Y FINANZAS	76,568,300	469,400	2,087,600	0	79,125,300
MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA	1,716,200	38,500	0	0	1,754,700
ÓRGANO JUDICIAL	1,000,000	194,796	0	0	1,194,796
MINISTERIO PÚBLICO	2,400,000	446,800	0	0	2,846,800
TRIBUNAL ELECTORAL	0	182,100	0	0	182,100
OTROS GASTOS DE LA ADMINISTRACIÓN	0	157,600	0	0	157,600
DEUDA PÚBLICA	0	0	0	603,883,190	603,883,190

CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 8: Apruébase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2005 por un monto de B/.3,346,155,136 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	3,346,155,136
0.55.1.0.0.0.00	INGRESOS CORRIENTES	2,125,526,200
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	1,244,764,000
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	585,114,000
0.55.1.1.1.1.00	SOBRE LA RENTA	467,400,000
0.55.1.1.1.1.01	PERSONA NATURAL	22,200,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	160,000,000
0.55.1.1.1.1.03	PLANILLA	182,000,000
0.55.1.1.1.1.04	DIVIDENDOS	15,600,000
0.55.1.1.1.1.05	COMPLEMENTARIO	15,300,000
0.55.1.1.1.1.06	COMISIÓN DEL CANAL	55,600,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	3,600,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	13,100,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	80,100,000
0.55.1.1.1.2.01	INMUEBLES	46,800,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	33,300,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	37,614,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	37,614,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	659,650,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	232,800,000
0.55.1.1.2.1.01	IMPORTACIÓN	107,100,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	125,700,000
0.55.1.1.2.2.00	IMPORTACIÓN	216,200,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000
0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000
0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	PRODUCTOS QUÍMICOS	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN	1,500,000

0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	ART. HECHOS EN MATERIALES PLÁSTICOS	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2.2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	107,050,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.3.00	EXPORTACIÓN	50,000
0.55.1.1.2.3.03	CHATARRAS	50,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	171,500,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	19,200,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	108,200,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	19,600,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	14,500,000
0.55.1.1.2.4.07	CONSUMO DE VINOS	19,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	3,000,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	1,000,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	4,981,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	30,405,000
0.55.1.1.2.7.01	PAPEL SELLADO-PAPEL NOTARIAL	5,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	12,000,000
0.55.1.1.2.7.04	BOLETOS TIMBRES	1,100,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	10,500,000
0.55.1.1.2.7.07	LLAMADAS TELEFÓNICAS Y CABLES	6,800,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	8,695,000
0.55.1.1.2.8.01	MERCADOS PARTICULARES	20,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	7,500,000
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	500,000
0.55.1.1.2.8.20	EMPRESAS DE SEGURO	675,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	766,762,200
0.55.1.2.1.0.00	RENTA DE ACTIVOS	43,563,300
0.55.1.2.1.1.00	ARRENDAMIENTOS	5,580,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	5,580,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	865,300
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	865,300
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	20,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	20,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	37,098,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,098,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	29,000,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	236,916,900
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	236,416,900
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	18,000,000
0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	180,183,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	34,000,000

0.55.1.2.2.1.05	DIVIDENDOS AITSA	4,233,900
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	500,000
0.55.1.2.2.5.01	SEÑOREAJE	500,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,951,900
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	1,910,400
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,236,700
0.55.1.2.3.2.15	A.R.I.	39,500
0.55.1.2.3.2.16	CLICAC	4,600
0.55.1.2.3.2.17	REGISTRO PÚBLICO	32,300
0.55.1.2.3.2.20	I.F.A.R.H.U.	42,800
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	20,000
0.55.1.2.3.2.22	ENTE REGULADOR	15,700
0.55.1.2.3.2.25	I.D.I.A.P.	33,100
0.55.1.2.3.2.30	I.N.A.C.	60,000
0.55.1.2.3.2.35	I.N.D.E.	53,700
0.55.1.2.3.2.37	I.N.A.F.O.R.P	30,700
0.55.1.2.3.2.38	A.N.A.M.	38,100
0.55.1.2.3.2.40	I.P.H.E.	49,000
0.55.1.2.3.2.42	I.P.A.C.O.O.P	10,100
0.55.1.2.3.2.45	I.P.A.T.	92,300
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	77,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA	44,100
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	30,600
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	736,000
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA	84,000
0.55.1.2.3.3.08	BINGOS NACIONALES	47,200
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	81,500
0.55.1.2.3.3.66	IDAAN	193,400
0.55.1.2.3.3.70	IMA	42,400
0.55.1.2.3.3.78	ETESA	140,300
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	99,200
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	48,000
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	506,900
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	40,000
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	113,600
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	61,900
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	183,300
0.55.1.2.3.4.60	CAJA DE AHORROS	75,000
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	2,900
0.55.1.2.3.4.90	I.S.A.	30,200
0.55.1.2.3.6.00	MUNICIPIOS	360,000
0.55.1.2.3.6.16	COLÓN	55,000
0.55.1.2.3.6.20	CHANGUINOLA	21,000
0.55.1.2.3.6.30	DAVID	33,000
0.55.1.2.3.6.75	LA CHORRERA	16,000
0.55.1.2.3.6.76	PANAMÁ	200,000
0.55.1.2.3.6.78	SAN MIGUELITO	35,000
0.55.1.2.3.7.00	INSTITUC. DESCENTRALIZADAS (INF. EST.)	218,100
0.55.1.2.3.7.15	A.R.I.	68,200
0.55.1.2.3.7.16	CLICAC	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700

0.55.1.2.3.7.35	INDE	2,000
0.55.1.2.3.7.37	INAFORP	1,000
0.55.1.2.3.7.38	A.N.A.M.	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	IPAT	22,000
0.55.1.2.3.7.46	TRANSMISION DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	246,104,000
0.55.1.2.4.1.00	DERECHOS	205,604,000
0.55.1.2.4.1.02	PEAJES DEL CANAL	175,254,000
0.55.1.2.4.1.04	CONCESIÓN DE FERROCARRIL	125,000
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	100,000
0.55.1.2.4.1.35	PEAJE POR USO DE AUTOPISTA	3,625,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	500,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	26,000,000
0.55.1.2.4.2.00	TASAS	40,500,000
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,100,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	38,000,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	200,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	1,000,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	278,000
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	278,000
0.55.1.2.6.0.00	INGRESOS VARIOS	13,100,000
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	4,000,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	3,000,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	6,100,000
0.55.1.2.7.0.00	APORTE AL FISCO	222,848,100
0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	43,538,400
0.55.1.2.7.2.10	IPAT	3,945,000
0.55.1.2.7.2.95	REGISTRO PÚBLICO	12,586,900
0.55.1.2.7.2.98	AUTORIDAD DE LA REGIÓN INTEROCEÁNICA	27,006,500
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	127,568,000
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	7,298,000
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	47,879,500
0.55.1.2.7.3.04	ETESA	4,078,100
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	63,991,800
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	4,320,600
0.55.1.2.7.4.00	INTERMEDIARIOS FINANCIEROS	51,741,700
0.55.1.2.7.4.30	BANCO HIPOTECARIO	1,741,700
0.55.1.2.7.4.45	BANCO NACIONAL	50,000,000

0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	85,000,000
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	85,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	85,000,000
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUC.	75,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	10,000,000
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	29,000,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	2,784,212
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	1,779,592
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	31,100
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS Y FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACION	70,000
0.55.1.5.1.3.98	VENTA DE TIERRA	140,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	834,620
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	50,000
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	183,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	50,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	150,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	120,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	25,000
0.55.1.5.1.4.12	FINANCIERAS	70,000
0.55.1.5.1.4.13	RECURSOS MINERALES	27,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.99	OTROS SERVICIOS VARIOS	69,620
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	21,252,007
0.55.1.5.4.1.00	DERECHOS	8,527,249
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.32	SERVICIOS VETERINARIOS	298,800
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	245,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	2,896,667
0.55.1.5.4.1.46	MIGRACIÓN	4,458,274
0.55.1.5.4.2.00	TASAS	12,724,758
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,566,358
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	450,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS SALUD	3,254,000

0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	6,108,900
0.55.1.5.6.0.00	INGRESOS VARIOS	4,963,781
0.55.1.5.6.0.03	FONDO PROC. ADMINISTRACION	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	103,175
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	4,800,606
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,220,628,936
0.55.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	116,175,590
0.55.2.1.1.0.00	VENTA DE ACTIVOS	2,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	2,000,000
0.55.2.1.1.1.05	TERRENOS	2,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	12,518,190
0.55.2.1.3.0.46	REEMBOLSO ZLC	4,746,500
0.55.2.1.3.0.50	RECUPERACIONES MICI PEQUEÑA EMPRESA	31,200
0.55.2.1.3.0.52	REEMBOLSO IDAAN (AID)	1,000,000
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	776,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA	2,935,300
0.55.2.1.3.0.56	FONDHABI-MIVI	3,014,100
0.55.2.1.3.0.58	IMA	15,090
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	101,657,400
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	101,657,400
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	101,657,400
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,087,348,246
0.55.2.2.1.0.00	CRÉDITO INTERNO	448,419,500
0.55.2.2.1.1.00	BONOS	444,419,500
0.55.2.2.1.1.47	BONOS INTERNOS	444,419,500
0.55.2.2.1.4.00	PRÉSTAMOS	4,000,000
0.55.2.2.1.4.02	BANCO NACIONAL - PROINLO	1,100,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	2,900,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	638,928,746
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	128,902,100
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	3,269,000
0.55.2.2.2.1.18	BID-MEF SEFI 1073	20,000,000
0.55.2.2.2.1.21	BID MEF BOCAS DEL TORO	4,071,900
0.55.2.2.2.1.22	BID 1430 MEF	2,360,000
0.55.2.2.2.1.23	PN - 0056 BID MEF	773,100
0.55.2.2.2.1.24	PRONAT MEF BID	4,107,500
0.55.2.2.2.1.25	BIRF UTPP MEF	2,729,100
0.55.2.2.2.1.50	MEF - BID DES. SOSTENIBLE DE DARIÉN	10,396,500
0.55.2.2.2.1.51	BID-PN 1074 MEF	1,000,000
0.55.2.2.2.1.52	BID-MITRADEL 1403	2,000,000
0.55.2.2.2.1.63	BID 1116 / OC - PN - MOP	19,531,200
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	7,453,400
0.55.2.2.2.1.65	BID-MEF PMA COMPITE	2,200,000
0.55.2.2.2.1.68	BID 1350 SALUD P/N	4,585,700
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	2,018,600
0.55.2.2.2.1.74	MEF - BID - DESC.	500,000
0.55.2.2.2.1.75	MOP - BID 1468	18,478,700
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	3,947,900
0.55.2.2.2.1.79	BIRF 7045 MEF	4,805,300
0.55.2.2.2.1.80	BID - MEF 1476 COLÓN	855,900
0.55.2.2.2.1.81	BID-MEF PN 0145	297,400
0.55.2.2.2.1.82	BID-MEF 1029/OC-PN	1,619,500
0.55.2.2.2.1.87	FIDA 331 - FES	2,108,000

0.55.2.2.2.1.90	BID 949 MIVI	487,500
0.55.2.2.2.1.91	FIDA-MIDA-385-466	1,114,400
0.55.2.2.2.1.92	BIRF 4375 SALUD	871,400
0.55.2.2.2.1.93	BIRF-MINEDUC 7032-PA	7,320,100
0.55.2.2.2.4.00	CONVENIOS CON GOBIERNOS EXTRANJERO	1,366,900
0.55.2.2.2.4.06	GOBIERNO DE KOREA-MINSA	1,366,900
0.55.2.2.2.5.00	BONOS EXTERNOS	508,659,746
0.55.2.2.2.5.10	BONOS EXTERNOS 2005	494,764,746
0.55.2.2.2.5.12	BONOS EXTERNOS SEGUNDO PUENTE	13,895,000
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	17,105,100
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	17,105,100
0.55.2.3.2.8.00	SECTOR EXTERNO	17,105,100
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	15,210,700
0.55.2.3.2.8.78	PNUD-MEF	55,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.3.2.8.82	UNION EUROPEA - EDUCACION	319,400

CAPÍTULO III

0.01 ASAMBLEA NACIONAL

ARTÍCULO 9. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Legislación Nacional	19,886,801
Administración General	17,147,499
Transferencias Corrientes	2,325,900
Total del presupuesto de funcionamiento	**39,360,200**
Inversión	
Construcción y Remodelación	250,000
Total del presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,610,200**

CAPÍTULO IV

0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,530,912
Contabilidad Pública	2,354,900
Fiscalización, Regulación y Control	10,703,848

Servicios de Estadística	5,893,239
Responsabilidad Patrimonial	956,325
Transferencias Varias	8,400
Auditoría	4,367,276
Total del presupuesto de funcionamiento	**35,814,900**
Inversión	
Modernización Tecnológica Fiscalizadora	2,253,300
Total del presupuesto de inversión	**2,253,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**38,068,200**

CAPÍTULO V

ÓRGANO EJECUTIVO

0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	19,115,364
Dirección de Carrera Administrativa	1,136,453
Gaceta Oficial	698,615
Consejo de Defensa y Seguridad Nacional	2,594,284
Servicio de Protección Institucional	8,715,085
Fondo de Inversión Social (FIS)	1,599,121
Dirección de Desarrollo Integral	425,859
Sistema Nacional de Radio Difusión	696,989
Transferencias	1,700,000
Total del presupuesto de funcionamiento	**36,681,770**
Inversión	
Fondo de Inversión Social (FIS)	20,870,100
Despacho Presidente (Colón)	700,000
Electrificación Rural	2,000,000
Asuntos Comunitarios Desp. Primera Dama	626,300
Desarrollo del Atlántico	225,000
Ciencia y Tecnología	2,009,000
Mejoras de Instalaciones y Equipamiento	2,271,700
Total del presupuesto de inversión	**28,702,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**65,383,870**

CAPÍTULO VI

0.04 MINISTERIO DE GOBIERNO Y JUSTICIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO Y JUSTICIA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,250,300
Desarrollo Gubernamental	5,525,600
Servicio de Comunicación Social	485,590
Servicios Postales y Telegraficos	6,462,200
Servicios Penitenciarios de Reos	10,261,300
Seguridad Publica	158,542,800
Transferencias Varias	23,220,400
Total del presupuesto de funcionamiento	**211,748,190**
Inversión	
Construc,Mejoram,y Estudios de Infraest.	400,000
Transferencias de Capital	115,000
Seguridad Pública	500,000
Total del presupuesto de inversión	**1,015,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**212,763,190**

CAPÍTULO VII

0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,698,801
Política Exterior	21,605,699
Transferencias Varias	814,700
Total del presupuesto de funcionamiento	**33,119,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,119,200**

CAPÍTULO VIII

0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE EDUCACIÓN para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	

Dirección y Coordinación Central	34,877,258
Educación Básica General	168,339,721
Educación Media	115,603,717
Educación de Adultos	14,431,790
Educación Post-Media	670,014
Transferencias Corrientes	17,502,100
Transferencias al Sector Público	170,426,200
Seguro Educativo	32,468,000
Total del presupuesto de funcionamiento	**554,318,800**
Inversión	
Mantenimiento de Centros Educativo	315,000
Construcción y Rehab. de Escuelas	7,356,700
Equipamiento de Centros Educativos	1,082,000
Desarrollo Educativo	8,480,600
Nutrición Escolar	12,573,000
Educación Básica II	9,302,500
Transferencias de Capital	4,190,500
Fortalecimiento de Tecn. Educativa	9,444,800
Total del presupuesto de inversión	**52,745,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**607,063,900**

CAPÍTULO IX

0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Administrativos	7,027,631
Fomento y Regulación Industria	719,008
Fomento y Regulación del Comercio	2,699,430
Regulación de Intermediarios Financieros	747,909
Fomento y Reg. de los Recursos Minerales	487,902
Transferencias	1,322,700
Transferencias al Sector Público	12,205,600
Total del presupuesto de funcionamiento	**25,210,180**
Inversión	
Desarrollo Comercial e Industrial	223,900
Transferencias de Capital	7,864,800
Total del presupuesto de inversión	**8,088,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**33,298,880**

CAPÍTULO X

0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,157,237
Mantenimiento de Obras	15,693,863
Transferencias Varias	4,200
Total del presupuesto de funcionamiento	**23,855,300**
Inversión	
Construcción y Rehabilitación Drenajes	7,140,200
Mantenimiento y Rehabilitación Vial	98,314,500
Construcción y Mej. de Calles y Avenidas	13,206,800
Construcción y Rehabilitación de Puentes	16,013,100
Total del presupuesto de inversión	**134,674,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**158,529,900**

CAPÍTULO XI

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Coordinación y Administración	18,745,238
Asistencia Técnica Agrícola	1,055,891
Asistencia Técnica Pecuaria	3,107,051
Ordenación y Distribución de Tierras	781,793
Desarrollo Social	534,562
Servicios de Ingeniería Rural	884,365
Transferencias al Sector Público	9,685,500
Transferencias Sector Privado	27,100
Total del presupuesto de funcionamiento	**34,821,500**
Inversión	
Mejoramiento de Productividad	8,573,800
Programa de Desarrollo Tecnológico	4,261,200
Sanidad Agropecuaria	20,985,700
Desarrollo Rural Agropecuario	3,980,700
Otros Proyectos de Inversión	2,214,000
Reconver. y Transfor. Agropecuaria	8,000,000
Transferencias de Capital	2,852,100
Total del presupuesto de inversión	**50,867,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**85,689,000**

CAPÍTULO XII

0.12 MINISTERIO DE SALUD

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	76,726,244
Provisión de Atención	67,575,956
Transferencias Varias	69,368,500
Fondos de Admón. Hospitales	6,108,900
Fondos de Servicios Varios	3,254,000
Transferencias al Sector Público	133,436,000
Total del presupuesto de funcionamiento	**356,469,600**
Inversión	
Remodelacion y Const. de Instalaciones	2,372,700
Salud Ambiental	1,941,000
Salud Nutricional	2,392,600
Otros Proyectos de Inversión	15,495,300
Transferencias de Capital	54,286,800
Total del presupuesto de inversión	**76,488,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**432,958,000**

CAPÍTULO XIII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,849,992
Admón. de las Relaciones Laborales	1,900,366
Inv., Promoción y Generación de Empleo	298,542
Transferencias Varias	477,600
Educación y Capacitación-Sind.,Priv.	5,146,000
Total del presupuesto de funcionamiento	**13,672,500**
Inversión	
Capacitación Laboral	4,969,600
Jóvenes de Primer Trabajo	1,311,200
Total del presupuesto de inversión	**6,280,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,953,300**

CAPÍTULO XIV

0.14 MINISTERIO DE VIVIENDA

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,109,604
Planificación y Desarrollo Urbano	4,304,296
Admón. y Regulación de Bienes	607,500
Total del presupuesto de funcionamiento	**12,021,400**
Inversión	
Construcción de Viviendas	4,500,000
Fondo de Ahorro Habitacional	979,310
Financiamiento de Viviendas	1,856,130
Programa de Asistencia Habitacional	3,106,560
Programa de Mejoramiento Habitacional	100,000
Fortalecimiento Institucional	487,500
Total del presupuesto de inversión	**11,029,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,050,900**

CAPÍTULO XV

0.16 MINISTERIO DE ECONÓMIA Y FINANZAS

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONÓMIA Y FINANZAS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,774,606
Desarrollo Económico y Social	8,729,679
Admón. Fiscal y Patrimonial	20,295,715
Transferencias Varias	10,729,000
Total del presupuesto de funcionamiento	**50,529,000**
Inversión	
Fondo de Preinversión	2,900,000
Fort. Gestión Eco. y Admón. Financ.	34,494,500
Desarrollo Social e Inv. Comunitarias	39,173,800
Transferencias de Capital	2,087,600
Total del presupuesto de inversión	**78,655,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**129,184,900**

CAPÍTULO XVI

0.21 MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE LA JUVENTUD, LA MUJER, LA NIÑEZ Y LA FAMILIA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración	11,134,757
Promoción Social y Acción Comunitaria	1,770,692
Régimen de Responsabilidad Penal	2,909,351
Total del presupuesto de funcionamiento	**15,814,800**
Inversión	
Desarrollo Comunitario	1,600,700
Centro de Atención y Capac. a Niños (as)	115,500
Total del presupuesto de inversión	**1,716,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**17,531,000**

CAPÍTULO XVII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	10,296,278
Administración de Justicia	29,542,922
Total del presupuesto de funcionamiento	**39,839,200**
Inversión	
Mejoramiento Admón de Justicia	1,000,000
Total del presupuesto de inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,839,200**

CAPÍTULO XVIII
0.35 MINISTERIO PÚBLICO

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Intereses del Estado	22,900,873
Medicaturas Forenses	2,279,847
Procuraduría de la Administración	2,034,680
Policía Técnica Judicial	16,416,266
Total del presupuesto de funcionamiento	**43,631,666**
Inversión	
Proc. General / Mej. Admón.Justicia	1,400,000
Policía Técnica Judicial	1,000,000
Total del presupuesto de inversión	**2,400,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**46,031,666**

CAPÍTULO XIX
0.40 TRIBUNAL ELECTORAL

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,083,137
Registro e Identificación Ciudadana	4,387,780
Servicios Electorales	4,336,683
Fiscalía Electoral	1,704,200
Total del presupuesto de funcionamiento	**19,511,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,511,800**

CAPÍTULO XX
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	11,319,440
Transferencias Varias	242,000
Total del presupuesto de funcionamiento	**11,561,440**
TOTAL DEL PRESUPUESTO DE GASTOS	**11,561,440**

CAPÍTULO XXI

TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 27. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	312,314,404	255,186,200	567,500,604
01	ASAMBLEA NACIONAL	1,911,400	2,325,900	4,237,300
	Becas de Estudio	34,000		34,000
	Defensoría del Pueblo		2,325,900	2,325,900
	Contribuciones a la Seguridad Social	1,821,000		1,821,000
	Al Sector Externo	56,400		56,400
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	3,697,100		3,697,100
	Becas de Estudio	48,000		48,000
	Contribuciones a la Seguridad Social	3,640,700		3,640,700
	Al Sector Externo	8,400		8,400
03	PRESIDENCIA DE LA REPÚBLICA	3,717,800		3,717,800
	Pensiones y Jubilaciones	166,500		166,500
	A Personas	600		600
	Becas de Estudio	1,000		1,000
	Contribuciones a la Seguridad Social	1,709,700		1,709,700
	Al Sector Externo	1,840,000		1,840,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	43,308,200	5,685,000	48,993,200
	Pensiones y Jubilaciones	15,908,500		15,908,500
	Servicio de Bomberos	9,994,100		9,994,100
	A Personas	240,000		240,000
	Becas de Estudio	10,000		10,000
	Autoridad de Aeronáutica Civil		5,685,000	5,685,000
	Municipios	2,485,700		2,485,700
	Contribuciones a la Seguridad Social	12,131,100		12,131,100
	SINAPROC	2,121,000		2,121,000
	Centros Femeninos de Rehabilitación	343,900		343,900
	Al Sector Externo	73,900		73,900
05	MINISTERIO DE RELACIONES EXTERIORES	2,065,300		2,065,300
	Becas de Estudio	16,100		16,100
	Contribuciones a la Seguridad Social	1,234,500		1,234,500
	Al Sector Externo	814,700		814,700
07	MINISTERIO DE EDUCACIÓN	45,628,500	170,426,200	216,054,700
	Pensiones y Jubilaciones	15,590,800		15,590,800
	Al Sector Privado	1,733,500		1,733,500
	I.N.A.C.		6,619,600	6,619,600
	I.N.D.E.		5,456,700	5,456,700
	I.P.H.E.		12,740,100	12,740,100
	Universidad Autónoma de Chiriquí		12,685,700	12,685,700
	Universidad de Panamá		105,074,300	105,074,300

	Universidad Especializada de las Américas		2,401,800	2,401,800
	Universidad Tecnológica		25,448,000	25,448,000
	Contribuciones a la Seguridad Social	27,349,700		27,349,700
	Al Sector Externo	177,800		177,800
	Créditos Reconocidos por Transferencias Corrientes	776,700		776,700
08	MINISTERIO DE COMERCIO E INDUSTRIAS	2,889,180	12,205,600	15,094,780
	Becas de Estudio	17,900		17,900
	Al Sector Privado	599,200		599,200
	Autoridad de Micro, Mediana y Pequeña Empresa		1,842,700	1,842,700
	Com. de Libre Comp. y A. del Consumidor		3,637,100	3,637,100
	Zona Franca del Barú		240,600	240,600
	Contribuciones a la Seguridad Social	547,380		547,380
	Al Sector Externo	724,700		724,700
	Créditos Reconocidos por Transferencias Corrientes	1,000,000		1,000,000
	Agencia del area Panamá Pacifico		6,485,200	6,485,200
09	MINISTERIO DE OBRAS PÚBLICAS	2,252,140		2,252,140
	Contribuciones a la Seguridad Social	2,247,940		2,247,940
	Al Sector Externo	4,200		4,200
10	MINISTERIO DE DESARROLLO AGROPECUARIO	2,786,800	9,685,500	12,472,300
	Becas de Estudio	12,000		12,000
	Al Sector Privado	50,000		50,000
	Contribuciones a la Seguridad Social	1,908,400		1,908,400
	Al Sector Externo	565,000		565,000
	Créditos Reconocidos por Transferencias Corrientes	251,400		251,400
	I.M.A		2,939,100	2,939,100
	I.D.I.A.P.		5,673,200	5,673,200
	I.S.A		1,073,200	1,073,200
12	MINISTERIO DE SALUD	177,758,000	47,736,000	225,494,000
	Pensiones y Jubilaciones	700,000		700,000
	A Personas	40,900		40,900
	Al Sector Privado	68,336,000		68,336,000
	Al Gobierno Central	9,362,900		9,362,900
	Instituto Conmemorativo Gorgas		2,700,000	2,700,000
	Impuesto de Licores		4,000,000	4,000,000
	C.S.S. FEJUPEN - Aporte Gob. Central		3,750,000	3,750,000
	C.S.S. 0.8% Salarios Básicos		30,536,000	30,536,000
	C.S.S. Impuestos de Cerveza / FEJUPEN		3,750,000	3,750,000
	I.D.A.A.N.		3,000,000	3,000,000
	Municipios	3,500,000		3,500,000
	C.S.S. Planilla Prestac. - Fondo Complementario	82,200,000		82,200,000
	Contribuciones a la Seguridad Social	13,326,600		13,326,600
	Al Sector Externo	291,600		291,600
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	950,800		950,800
	A Personas	119,000		119,000
	Becas de Estudio	500		500
	Contribuciones a la Seguridad Social	472,700		472,700
	Al Sector Externo	358,600		358,600

14	MINISTERIO DE VIVIENDA	720,600		720,600
	Contribuciones a la Seguridad Social	719,700		719,700
	Al Sector Externo	900		900
16	MINISTERIO DE ECONOMÍA Y FINANZAS	6,284,300	7,122,000	13,406,300
	Becas de Estudio	107,700		107,700
	Al Sector Privado	5,000		5,000
	Contribuciones a la Seguridad Social	2,569,600		2,569,600
	Al Sector Externo	3,386,500		3,386,500
	Créditos Reconocidos por Transferencias Corrientes	215,500		215,500
	Autoridad Nacional del Ambiente		6,008,200	6,008,200
	Comisión Nacional de Valores		711,800	711,800
	Consejo de Administración del SIACAP		402,000	402,000
21	MIN. DE LA JUV., LA MUJER, LA NIÑEZ Y LA FLIA.	4,873,800		4,873,800
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	172,800		172,800
	Becas de Estudio	1,200		1,200
	Al Sector Privado	3,694,900		3,694,900
	Cruz Roja Panameña	246,000		246,000
	Contribuciones a la Seguridad Social	711,800		711,800
	Al Sector Externo	45,000		45,000
30	ÓRGANO JUDICIAL	3,496,800		3,496,800
	Pensiones y Jubilaciones	229,400		229,400
	Becas de Estudio	128,500		128,500
	Contribuciones a la Seguridad Social	2,938,900		2,938,900
	Créditos Reconocidos por Transferencias Corrientes	200,000		200,000
35	MINISTERIO PÚBLICO	4,761,400		4,761,400
	Pensiones y Jubilaciones	1,244,400		1,244,400
	A Personas	900		900
	Becas de Estudio	30,400		30,400
	Contribuciones a la Seguridad Social	3,463,400		3,463,400
	Al Sector Externo	22,300		22,300
40	TRIBUNAL ELECTORAL	3,757,500		3,757,500
	Pensiones y Jubilaciones	41,000		41,000
	Becas de Estudio	13,000		13,000
	Al Sector Privado	2,404,600		2,404,600
	Contribuciones a la Seguridad Social	1,298,900		1,298,900
45	OTROS GASTOS DE LA ADMINISTRACIÓN	1,454,784		1,454,784
	Becas de Estudio	16,600		16,600
	Municipios	242,000		242,000
	Contribuciones a la Seguridad Social	1,196,184		1,196,184

ARTÍCULO 28. Apruébase las transferencias de capital de acuerdo al siguientes detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	71,396,800

04	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000
	AERONÁUTICA CIVIL	115,000
07	MINISTERIO DE EDUCACIÓN	4,190,500
	INDE	500,000
	UNIV. DE PANAMÁ	1,881,500
	INAC	725,000
	UNIV. TECNOLÓGICA	500,000
	UDELAS	219,000
	UNACHI	225,000
	IPHE	140,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	7,864,800
	AMPYME	5,000,000
	CLICLAC	150,000
	AGENCIA DEL AREA PANAMA PACIFICO	1,714,800
	IPAT	1,000,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	2,852,100
	IDIAP	352,100
	BDA	2,500,000
12	MINISTERIO DE SALUD	54,286,800
	INST. CONMEMORATIVO GORGAS	400,000
	IDAAN	53,886,800
16	MINISTERIO DE ECONOMÍA Y FINANZAS	2,087,600
	ANAM	2,087,600

CAPÍTULO XXII

FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 29. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para 2005 según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	88,100,000
FONDO DE SEGURO EDUCATIVO	88,100,000
Ingresos Tributarios	88,100,000
Impuestos Directos	88,100,000
Seguro Educativo	88,100,000
MINISTERIO DE EDUCACIÓN	32,468,000
T. V. Educativa	3,858,000
Educación Agropecuaria	4,180,000
Fondo Exón. de Matrícula	23,787,000

Capacitación Gremial Docente	643,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	5,146,000
Educación Sindical	3,216,000
Capacitación y Educ. Contínua - Sector Privado	1,930,000
IFARHU	37,302,000
Gastos de Funcionamiento	30,099,300
Gastos de Inversión	7,202,700
INSTITUTO NAL. DE FORMACIÓN PROFESIONAL	9,969,000
Programas Regulares	9,004,000
Formación Dual	965,000
INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	3,215,000
Gastos de Funcionamiento	3,215,000

TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 30. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2005 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**1,503,083,290**	**611,392,000**	**2,114,475,290**	**1,555,325,904**	**559,149,386**	**2,114,475,290**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,842,700	5,000,000	6,842,700	1,842,700	5,000,000	6,842,700
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	14,366,900	268,200	14,635,100	14,430,300	204,800	14,635,100
AUTORIDAD DE LA REGIÓN INTEROCEÁNICA	10,270,000	51,381,500	61,651,500	41,014,300	20,637,200	61,651,500
ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	6,932,200	0	6,932,200	5,612,700	1,319,500	6,932,200
AUTORIDAD NACIONAL DEL AMBIENTE	9,549,400	13,843,100	23,392,500	9,129,430	14,263,070	23,392,500
CAJA DE SEGURO SOCIAL	1,168,382,000	535,055,000	1,703,437,000	1,219,712,800	483,724,200	1,703,437,000
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	3,100,000	400,000	3,500,000	3,100,000	400,000	3,500,000
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,637,100	150,000	3,787,100	3,617,612	169,488	3,787,100
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	402,000	0	402,000	402,000	0	402,000
DEFENSORÍA DEL PUEBLO	2,345,900	0	2,345,900	2,345,900	0	2,345,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	41,251,100	0	41,251,100	27,761,600	13,489,500	41,251,100
INST. DE INVESTIGACIONES AGROPECUARIAS	6,173,200	467,100	6,640,300	6,076,100	564,200	6,640,300
INSTITUTO NACIONAL DE CULTURA	6,733,600	725,000	7,458,600	6,733,600	725,000	7,458,600
INSTITUTO NACIONAL DE DEPORTES	5,787,800	500,000	6,287,800	5,775,100	512,700	6,287,800
INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL	8,919,800	236,600	9,156,400	7,875,000	1,281,400	9,156,400
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	13,394,700	540,000	13,934,700	13,737,800	196,900	13,934,700
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	3,192,000	0	3,192,000	3,184,000	8,000	3,192,000
INSTITUTO PANAMEÑO DE TURISMO	20,092,490	0	20,092,490	9,911,662	10,180,828	20,092,490
REGISTRO PÚBLICO DE PANAMÁ	18,072,800	0	18,072,800	16,498,800	1,574,000	18,072,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	13,726,900	225,000	13,951,900	13,686,900	265,000	13,951,900
UNIVERSIDAD DE PANAMÁ	111,268,300	1,881,500	113,149,800	109,844,000	3,305,800	113,149,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	3,509,000	219,000	3,728,000	3,509,000	219,000	3,728,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	29,841,000	500,000	30,341,000	29,235,200	1,105,800	30,341,000
ZONA FRANCA DE BARÚ	292,400	0	292,400	289,400	3,000	292,400

ARTÍCULO 31. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	**668,163,317**	**832954487**	**50,836,400**	**145,000**	**3,226,700**	**1,555,325,904**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,707,500	135,200	0	0	0	1,842,700
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	6,568,100	564,200	7,298,000	0	0	14,430,300
AUTORIDAD DE LA REGIÓN INTEROCEÁNICA	9,736,500	1,282,900	27,006,500	0	2,988,400	41,014,300
ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	4,695,300	772,400	0	145,000	0	5,612,700
AUTORIDAD NACIONAL DEL AMBIENTE	7,723,805	1,267,525	0	0	138,100	9,129,430
CAJA DE SEGURO SOCIAL	437,405,959	782,306,841	0	0	0	1,219,712,800
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	2,797,300	302,700	0	0	0	3,100,000
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,284,076	333,536	0	0	0	3,617,612
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	368,900	33,100	0	0	0	402,000
DEFENSORÍA DEL PUEBLO	2,127,847	218,053	0	0	0	2,345,900
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	6,207,700	21,553,900	0	0	0	27,761,600
INST. DE INVESTIGACIONES AGROPECUARIAS	4,860,300	1,208,800	0	0	7,000	6,076,100
INSTITUTO NACIONAL DE CULTURA	5,928,100	805,500	0	0	0	6,733,600
INSTITUTO NACIONAL DE DEPORTES	4,451,900	1,319,700	0	0	3,500	5,775,100
INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL	7,141,600	733,400	0	0	0	7,875,000
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	11,720,900	2,016,900	0	0	0	13,737,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	2,885,400	298,600	0	0	0	3,184,000
INSTITUTO PANAMEÑO DE TURISMO	5,226,330	740,332	3,945,000	0	0	9,911,662
REGISTRO PÚBLICO DE PANAMÁ	3,553,800	358,100	12,586,900	0	0	16,498,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	12,146,000	1,540,900	0	0	0	13,686,900
UNIVERSIDAD DE PANAMÁ	97,958,700	11,869,300	0	0	16,000	109,844,000
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	3,139,800	369,200	0	0	0	3,509,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	26,261,900	2,899,600	0	0	73,700	29,235,200
ZONA FRANCA DE BARÚ	265,600	23,800	0	0	0	289,400

ARTÍCULO 32. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	**550,911,898**	**1,555,588**	**0**	**6,681,900**	**559,149,386**
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	5,000,000	0	0	0	5,000,000
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	204,800	0	0	0	204,800
AUTORIDAD DE LA REGIÓN INTEROCEÁNICA	14,948,400	0	0	5,688,800	20,637,200
ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	1,319,500	0	0	0	1,319,500
AUTORIDAD NACIONAL DEL AMBIENTE	14,081,370	0	0	181,700	14,263,070
CAJA DE SEGURO SOCIAL	483,724,200	0	0	0	483,724,200
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	400,000	0	0	0	400,000
COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	150,000	19,488	0	0	169,488
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	0	0	0	0
DEFENSORÍA DEL PUEBLO	0	0	0	0	0
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	13,412,500	72,000	0	5,000	13,489,500
INST. DE INVESTIGACIONES AGROPECUARIAS	467,100	0	0	97,100	564,200
INSTITUTO NACIONAL DE CULTURA	725,000	0	0	0	725,000
INSTITUTO NACIONAL DE DEPORTES	500,000	0	0	12,700	512,700
INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL	1,281,100	300	0	0	1,281,400
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	140,000	56,900	0	0	196,900
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	0	8,000	0	0	8,000
INSTITUTO PANAMEÑO DE TURISMO	10,180,828	0	0	0	10,180,828
REGISTRO PÚBLICO DE PANAMÁ	1,551,600	22,400	0	0	1,574,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	225,000	40,000	0	0	265,000
UNIVERSIDAD DE PANAMÁ	1,881,500	929,800	0	494,500	3,305,800
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	219,000	0	0	0	219,000
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	500,000	403,700	0	202,100	1,105,800
ZONA FRANCA DE BARÚ	0	3,000	0	0	3,000

CAPÍTULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 33. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2005:

Ingresos Totales	6,842,700
Menos: Aumento de Reservas	
Ingresos Disponibles	6,842,700
Gastos	6,842,700

ARTÍCULO 34. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	6,842,700
102.1.0.0.0.00.	INGRESOS CORRIENTES	1,842,700
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,842,700
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,842,700
102.1.2.3.1.00.	GOBIERNO CENTRAL	1,842,700
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	1,842,700
102.2.0.0.0.00.	INGRESOS DE CAPITAL	5,000,000
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,000,000
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,000,000
102.2.3.2.1.00.	GOBIERNO CENTRAL	5,000,000
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	5,000,000

ARTÍCULO 35. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	1,580,500
Fomento y Desarrollo	262,200
Total del Presupuesto de funcionamiento	**1,842,700**
Inversión	
Garantías	2,500,000
Capacitación	1,500,000
Asistencia Técnica	1,000,000
Total del Presupuesto de inversión	**5,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,842,700**

CAPÍTULO III

1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2005:

Ingresos Totales	16,872,700
Menos: Aumento de Reservas	2,237,600
Ingresos Disponibles	14,635,100
Gastos	14,635,100

ARTÍCULO 37. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	16,872,700
103.1.0.0.0.00.	INGRESOS CORRIENTES	16,604,500
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,604,500
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	767,900
103.1.2.3.7.00.	INSTITUC. DESCENTRALIZADAS (INF. EST.)	767,900
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	767,900
103.1.2.4.0.00.	TASAS Y DERECHOS	4,600,000
103.1.2.4.1.00.	DERECHOS	2,600,000
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	2,600,000
103.1.2.4.2.00.	TASAS	2,000,000
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	2,000,000
103.1.2.6.0.00.	INGRESOS VARIOS	11,236,600
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	9,083,900
103.1.2.6.0.25.	COLISIONES	752,700
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,400,000
103.2.0.0.0.00.	INGRESOS DE CAPITAL	268,200
103.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	268,200
103.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	268,200
103.2.3.2.8.00.	SECTOR EXTERNO	268,200
103.2.3.2.8.07.	DONACIÓN BID-ATTT	268,200

ARTÍCULO 38. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	2,630,568
Desarrollo del Transporte y Operación	11,799,732
Total del Presupuesto de funcionamiento	**14,430,300**
Inversión	
Fortalecimiento Institucional	204,800
Total del Presupuesto de inversión	**204,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**14,635,100**

CAPÍTULO IV

1.05 AUTORIDAD DE LA REGIÓN INTEROCEÁNICA

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA REGIÓN INTEROCEÁNICA para la vigencia fiscal de 2005:

Ingresos	78,879,100
Menos: Aumento de Reservas	17,227,600
Ingresos Disponibles	61,651,500
Gastos	61,651,500

ARTÍCULO 40. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

105.0.0.0.0.00.	AUTORIDAD DE LA REGIÓN INTEROCEÁNICA	78,879,100
105.1.0.0.0.00.	INGRESOS CORRIENTES	10,270,000
105.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,270,000
105.1.2.1.0.00.	RENTA DE ACTIVOS	1,479,100
105.1.2.1.1.00.	ARRENDAMIENTOS	1,229,100
105.1.2.1.1.01.	ARRENDAMIENTOS	1,229,100
105.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	250,000
105.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	250,000
105.1.2.4.0.00.	TASAS Y DERECHOS	6,505,800
105.1.2.4.1.00.	DERECHOS	6,505,800
105.1.2.4.1.46.	CONCESIONES USO ÁREA REVERTIDA	6,505,800
105.1.2.6.0.00.	INGRESOS VARIOS	2,285,100
105.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,285,100
105.2.0.0.0.00.	INGRESOS DE CAPITAL	68,609,100
105.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	50,055,000
105.2.1.1.0.00.	VENTA DE ACTIVOS	50,055,000
105.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	50,055,000
105.2.1.1.1.01.	TERRENOS	30,065,100
105.2.1.1.1.02.	EDIFICIOS	19,989,900
105.2.2.0.0.00.	RECURSOS DEL CRÉDITO	18,554,100
105.2.2.1.0.00.	CRÉDITO INTERNO	18,554,100
105.2.2.1.4.00.	PRÉSTAMOS	18,554,100
105.2.2.1.4.06.	BANCO NACIONAL DE PANAMÁ	18,554,100

ARTÍCULO 41. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA REGIÓN INTEROCEÁNICA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Desarrollo y Admón. de Bienes Revertidos	46,703,100
Total del Presupuesto de funcionamiento	**46,703,100**
Inversión	
Adquisic. y Rehabil. de Areas Verdes	8,387,400
Fondo Fiduciario de Desarrollo Social	6,561,000
Total del Presupuesto de inversión	**14,948,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**61,651,500**

CAPÍTULO V

1.06 ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 42. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2005:

Ingresos Totales	9,146,000
Menos: Aumento de Reservas	2,213,800
Ingresos Disponibles	6,932,200
Gastos	6,932,200

ARTÍCULO 43. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	9,146,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	9,146,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,146,000
106.1.2.4.0.00.	TASAS Y DERECHOS	9,107,100
106.1.2.4.2.00.	TASAS	9,107,100
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	9,107,100
106.1.2.6.0.00.	INGRESOS VARIOS	38,900
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	38,900

ARTÍCULO 44. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,612,700
Total del Presupuesto de funcionamiento	**5,612,700**
Inversión	
Admón. y Reg. de los Servicios Públicos	1,319,500
Total del Presupuesto de inversión	**1,319,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,932,200**

CAPÍTULO VI

1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2005:

Ingresos Totales	23,392,500
Menos: Aumento de Reservas	
Ingresos Disponibles	23,392,500
Gastos	23,392,500

ARTÍCULO 46. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	23,392,500
108.1.0.0.0.00.	INGRESOS CORRIENTES	9,549,400
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	9,549,400
108.1.2.1.0.00.	RENTA DE ACTIVOS	1,239,100
108.1.2.1.1.00.	ARRENDAMIENTOS	297,700
108.1.2.1.1.01.	ARRENDAMIENTOS	5,200
108.1.2.1.1.02.	DE LOTES Y TIERRAS	222,500
108.1.2.1.1.04.	DE VIVIENDAS	70,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	41,400
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	41,400
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	900,000
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	900,000
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,008,200
108.1.2.3.1.00.	GOBIERNO CENTRAL	6,008,200
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	6,008,200
108.1.2.4.0.00.	TASAS Y DERECHOS	2,217,100
108.1.2.4.1.00.	DERECHOS	2,217,100
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	1,711,200
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	31,600
108.1.2.4.1.45.	CONCESIONES VARIAS	322,000
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	152,300
108.1.2.6.0.00.	INGRESOS VARIOS	85,000
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	85,000
108.2.0.0.0.00.	INGRESOS DE CAPITAL	13,843,100
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	3,132,900
108.2.2.2.0.00.	CRÉDITO EXTERNO	3,132,900
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	3,132,900
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	3,132,900
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	10,710,200
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	10,710,200
108.2.3.2.1.00.	GOBIERNO CENTRAL	2,087,600
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,087,600
108.2.3.2.8.00.	SECTOR EXTERNO	8,622,600
108.2.3.2.8.17.	DONACIONES VARIAS	8,622,600

ARTÍCULO 47. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,125,069
Manejo y Desarrollo del Patr. Natural	955,615
Gestión Ambiental	557,071
Administración Regional	4,353,575
Operaciones Financieras	319,800
Total del Presupuesto de funcionamiento	**9,311,130**
Inversión	
Investigación y Manejo de Rec. Naturales	3,728,556
Conservación y Desarrollo Sostenible	4,682,183

Fortalecimiento Institucional	5,670,631
Total del Presupuesto de inversión	**14,081,370**
TOTAL DEL PRESUPUESTO DE GASTOS	**23,392,500**

CAPÍTULO VII

1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2005:

Ingresos Totales	1,703,437,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,703,437,000
Gastos	1,703,437,000

ARTÍCULO 49. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	1,703,437,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	1,168,382,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	849,268,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	849,268,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	849,268,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	783,188,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	66,080,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	190,316,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	2,680,000
110.1.2.1.1.00.	ARRENDAMIENTOS	480,000
110.1.2.1.1.04.	DE VIVIENDAS	480,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	2,200,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	2,200,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	42,036,000
110.1.2.3.1.00.	GOBIERNO CENTRAL	42,036,000
110.1.2.3.1.12.	MINISTERIO DE SALUD	42,036,000
110.1.2.6.0.00.	INGRESOS VARIOS	145,600,000
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	5,000,000
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	31,000,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	101,500,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	8,100,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	128,798,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,807,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	2,401,000
110.1.3.1.0.17.	A SECTOR PRIVADO	6,406,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	118,511,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	32,554,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	85,957,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,480,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	628,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	852,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	535,055,000

110.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	97,556,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	13,285,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	6,090,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	6,090,000
110.2.1.3.7.00.	SECTOR PRIVADO	7,195,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,195,000
110.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	84,271,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	84,271,000
110.2.1.4.1.01.	VALORES PÚBLICOS	84,271,000
110.2.4.0.0.00.	SALDO EN CAJA Y BANCO	55,335,000
110.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	55,335,000
110.2.4.2.0.01.	SALDO DE CAPITAL	55,335,000
110.2.6.0.0.00.	RESERVA	382,164,000
110.2.6.0.0.00.	USO DE RESERVA	382,164,000
110.2.6.0.1.00.	USO DE RESERVA	382,164,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	382,164,000

ARTÍCULO 50. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	356,700
Administración	50,259,000
Enfermedad y Maternidad	392,283,000
Invalidez, Vejez y Muerte	593,877,000
Riesgo Profesionales	72,731,000
Fondo Complementario	101,500,000
Prima de Antigüedad	361,100
Fideicomiso	600,000
Fondo de Jubilados y Pensionados-FEJUPEN	7,745,000
Total del Presupuesto de funcionamiento	**1,219,712,800**
Inversión	
Remod.y Const. de Establecim. de Salud	5,055,000
Adquisición de Maquinaria y Equipos	17,836,500
Inversiones Financieras	460,832,700
Total del Presupuesto de inversión	**483,724,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,703,437,000**

CAPÍTULO VIII

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2005:

Ingresos Totales	3,500,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,500,000

Gastos	3,500,000

ARTÍCULO 52. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	3,500,000
111.1.0.0.0.00.	INGRESOS CORRIENTES	3,100,000
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,100,000
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,000
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,000
111.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	400,000
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,700,000
111.1.2.3.1.00.	GOBIERNO CENTRAL	2,700,000
111.1.2.3.1.12.	MINISTERIO DE SALUD	2,700,000
111.2.0.0.0.00.	INGRESOS DE CAPITAL	400,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	400,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	400,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	400,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	400,000

ARTÍCULO 53. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,074,150
Investigación en Salud Pública	2,025,850
Total del Presupuesto de funcionamiento	**3,100,000**
Inversión	
Const. y Remodelac. de Instalaciones	121,900
Equipamiento	278,100
Total del Presupuesto de inversión	**400,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,500,000**

CAPÍTULO IX

1.14 COMISIÓN DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR

ARTÍCULO 54. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR para la vigencia fiscal de 2005:

Ingresos Totales	3,787,100
Menos: Aumento de Reservas	
Ingresos Disponibles	3,787,100
Gastos	3,787,100

ARTÍCULO 55. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que

a continuación se indica:

114.0.0.0.0.00.	COM. LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR	3,787,100
114.1.0.0.0.00.	INGRESOS CORRIENTES	3,637,100
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,637,100
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,637,100
114.1.2.3.1.00.	GOBIERNO CENTRAL	3,637,100
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	3,637,100
114.2.0.0.0.00.	INGRESOS DE CAPITAL	150,000
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	150,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	150,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	150,000
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	150,000

ARTÍCULO 56. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN DE LIBRE COMPETENCIA Y ASUNTOS DEL CONSUMIDOR para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,121,621
Libre Competencia	224,167
Asuntos del Consumidor	291,312
Total del Presupuesto de funcionamiento	**3,637,100**
Inversión	
Fort.del Régimen Pro Competencia II	150,000
Total del Presupuesto de inversión	**150,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,787,100**

CAPÍTULO X

1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 57. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2005:

Ingresos Totales	402,000
Menos: Aumento de Reservas	
Ingresos Disponibles	402,000
Gastos	402,000

ARTÍCULO 58. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACIÓN DEL SIACAP	402,000
115.1.0.0.0.00.	INGRESOS CORRIENTES	402,000
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	402,000
115.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	402,000
115.1.2.3.1.00.	GOBIERNO CENTRAL	402,000
115.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	402,000

ARTÍCULO 59. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	402,000
Total del Presupuesto de funcionamiento	**402,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**402,000**

CAPÍTULO XI

1.16 DEFENSORÍA DEL PUEBLO

ARTÍCULO 60. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2005:

Ingresos Totales	2,345,900
Menos: Aumento de Reservas	
Ingresos Disponibles	2,345,900
Gastos	2,345,900

ARTÍCULO 61. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

116.0.0.0.0.00.	DEFENSORÍA DEL PUEBLO	2,345,900
116.1.0.0.0.00.	INGRESOS CORRIENTES	2,345,900
116.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,345,900
116.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,325,900
116.1.2.3.1.00.	GOBIERNO CENTRAL	2,325,900
116.1.2.3.1.01.	ASAMBLEA LEGISLATIVA	2,325,900
116.1.2.6.0.00.	INGRESOS VARIOS	20,000
116.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,000

ARTÍCULO 62. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinación	1,556,513
Protec. y Defensa de los Derechos Hum.	789,387
Total del Presupuesto de funcionamiento	**2,345,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,345,900**

CAPÍTULO XII

1.20 INSTITUTO PARA LA FORMACIÓN Y

APROVECHAMIENTO DE RECURSOS HUMANOS

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2005:

Ingresos Totales	51,918,000
Menos: Aumento de Reservas	10,666,900
Ingresos Disponibles	41,251,100
Gastos	41,251,100

ARTÍCULO 64 El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	51,918,000
120.1.0.0.0.00.	INGRESOS CORRIENTES	43,983,100
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	37,302,000
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	37,302,000
120.1.1.1.4.00.	SEGURO EDUCATIVO	37,302,000
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	37,302,000
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,781,100
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	207,500
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	104,900
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	104,900
120.1.2.3.3.00.	EMPRESAS PÚBLICAS	97,800
120.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	97,800
120.1.2.3.7.00.	INSTITUC. DESCENTRALIZADAS (INF. EST.)	4,800
120.1.2.3.7.02.	PAPELERA ISTMEÑA	4,800
120.1.2.4.0.00.	TASAS Y DERECHOS	580,300
120.1.2.4.2.00.	TASAS	580,300
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	580,300
120.1.2.6.0.00.	INGRESOS VARIOS	993,300
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	108,800
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	884,500
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	4,900,000
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	4,900,000
120.1.3.1.0.17.	A SECTOR PRIVADO	4,900,000
120.2.0.0.0.00.	INGRESOS DE CAPITAL	7,934,900
120.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	7,934,900
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,934,900
120.2.1.3.7.00.	SECTOR PRIVADO	7,934,900
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	7,934,900

ARTÍCULO 65. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,809,959

Asistencia y Crédito Educativo	21,722,502
Planificación de Recursos Humanos	300,139
Transferencias Varias	6,000
Total del Presupuesto de funcionamiento	**27,838,600**
Inversión	
Crédito Educativo	13,112,500
Construcciones, Mej. y Equipamiento	300,000
Total del Presupuesto de inversión	**13,412,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**41,251,100**

CAPÍTULO XIII

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2005:

Ingresos Totales	6,640,300
Menos: Aumento de Reservas	
Ingresos Disponibles	6,640,300
Gastos	6,640,300

ARTÍCULO 67. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	6,640,300
125.1.0.0.0.00.	INGRESOS CORRIENTES	6,173,200
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,173,200
125.1.2.1.0.00.	RENTA DE ACTIVOS	500,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	500,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	500,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,673,200
125.1.2.3.1.00.	GOBIERNO CENTRAL	5,673,200
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	5,673,200
125.2.0.0.0.00.	INGRESOS DE CAPITAL	467,100
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	467,100
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	427,100
125.2.3.2.1.00.	GOBIERNO CENTRAL	352,100
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	352,100
125.2.3.2.8.00.	SECTOR EXTERNO	75,000
125.2.3.2.8.08.	DONACIONES VARIAS	75,000
125.2.3.4.0.00.	OTROS	40,000
125.2.3.4.0.03.	MATANZA	40,000

ARTÍCULO 68. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	

Dirección y Administración General	3,268,958
Investigaciones Agropecuarias	2,904,242
Total del Presupuesto de funcionamiento	**6,173,200**
Inversión	
Investigación Agropecuaria	392,100
Apoyo a la Investigación	75,000
Total del Presupuesto de inversión	**467,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,640,300**

CAPÍTULO XIV

1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 69. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2005:

Ingresos Totales	7,458,600
Menos: Aumento de Reservas	
Ingresos Disponibles	7,458,600
Gastos	7,458,600

ARTÍCULO 70. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	7,458,600
130.1.0.0.0.00.	INGRESOS CORRIENTES	6,733,600
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,733,600
130.1.2.1.0.00.	RENTA DE ACTIVOS	100,000
130.1.2.1.1.00.	ARRENDAMIENTOS	35,000
130.1.2.1.1.01.	ARRENDAMIENTOS	35,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	15,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	15,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,628,600
130.1.2.3.1.00.	GOBIERNO CENTRAL	6,619,600
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	6,619,600
130.1.2.3.3.00.	EMPRESAS PÚBLICAS	9,000
130.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	9,000
130.1.2.6.0.00.	INGRESOS VARIOS	5,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	725,000
130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	725,000
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	725,000
130.2.3.2.1.00.	GOBIERNO CENTRAL	725,000
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	725,000

ARTÍCULO 71. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,500,387
Patrimonio Histórico	666,996
Extensión Cultural	1,572,344
Educación Artística	1,993,873
Total del Presupuesto de funcionamiento	**6,733,600**
Inversión	
Mantenimiento y Restauraciones de Obras	725,000
Total del Presupuesto de inversión	**725,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**7,458,600**

CAPÍTULO XV

1.35 INSTITUTO NACIONAL DE DEPORTES

ARTÍCULO 72. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2005:

Ingresos Totales	6,287,800
Menos: Aumento de Reservas	
Ingresos Disponibles	6,287,800
Gastos	6,287,800

ARTÍCULO 73. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO NACIONAL DE DEPORTES	6,287,800
135.1.0.0.0.00.	INGRESOS CORRIENTES	5,787,800
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,787,800
135.1.2.1.0.00.	RENTA DE ACTIVOS	201,100
135.1.2.1.1.00.	ARRENDAMIENTOS	141,100
135.1.2.1.1.01.	ARRENDAMIENTOS	141,100
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	60,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	60,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,506,700
135.1.2.3.1.00.	GOBIERNO CENTRAL	5,456,700
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	5,456,700
135.1.2.3.3.00.	EMPRESAS PÚBLICAS	50,000
135.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	50,000
135.1.2.6.0.00.	INGRESOS VARIOS	80,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	500,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	500,000

ARTÍCULO 74. Para la ejecución de los programas de funcionamiento e inversión apruébase el

presupuesto de gastos del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración	2,659,702
Fomento y Promoción del Deporte	1,479,625
Diseño Const. y Mant. de Obras e Inst.	1,477,973
Operaciones Financieras	16,200
Transferencias Varias	154,300
Total del Presupuesto de funcionamiento	**5,787,800**
Inversión	
Construcciones y Mejoras	500,000
Total del Presupuesto de inversión	**500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,287,800**

CAPÍTULO XVI

1.37 INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL para la vigencia fiscal de 2005:

Ingresos Totales	10,355,600
Menos: Aumento de Reservas	1,199,200
Ingresos Disponibles	9,156,400
Gastos	9,156,400

ARTÍCULO 76. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NAL. DE FORMACIÓN PROFESIONAL	10,355,600
137.1.0.0.0.00.	INGRESOS CORRIENTES	10,119,000
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	9,969,000
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	9,969,000
137.1.1.1.4.00.	SEGURO EDUCATIVO	9,969,000
137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	9,969,000
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	150,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	90,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	90,000
137.1.2.1.3.09.	TALLERES ARTESANALES	90,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	236,600
137.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	236,600
137.2.1.2.0.00.	RECURSOS DE VIGENCIAS ANTERIORES	236,600
137.2.1.2.0.46.	SEGURO EDUCATIVO	236,600

ARTÍCULO 77. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN

PROFESIONAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,544,171
Formación de Recursos Humanos	5,331,129
Total del Presupuesto de funcionamiento	**7,875,300**
Inversión	
Construcciones y Mejoras a Obras	94,800
Equipamiento de Centros y Sub-Centros	132,200
Granjas Sostenibles	89,100
Sistema de Formación Profesional - Dual	965,000
Total del Presupuesto de inversión	**1,281,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,156,400**

CAPÍTULO XVII

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMENO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2005:

Ingresos Totales	13,934,700
Menos: Aumento de Reservas	
Ingresos Disponibles	13,934,700
Gastos	13,934,700

ARTÍCULO 79. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	13,934,700
140.1.0.0.0.00.	INGRESOS CORRIENTES	13,394,700
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,394,700
140.1.2.1.0.00.	RENTA DE ACTIVOS	271,100
140.1.2.1.1.00.	ARRENDAMIENTOS	7,000
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	7,000
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	243,100
140.1.2.1.3.09.	TALLERES ARTESANALES	225,100
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	21,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	21,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,746,100
140.1.2.3.1.00.	GOBIERNO CENTRAL	12,740,100
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	12,740,100
140.1.2.3.6.00.	MUNICIPIOS	6,000
140.1.2.3.6.01.	PANAMÁ	6,000
140.1.2.4.0.00.	TASAS Y DERECHOS	127,500
140.1.2.4.1.00.	DERECHOS	22,500
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	22,500

140.1.2.4.2.00.	TASAS	105,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	105,000
140.1.2.6.0.00.	INGRESOS VARIOS	250,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	540,000
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	140,000
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	140,000
140.2.3.2.1.00.	GOBIERNO CENTRAL	140,000
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	140,000
140.2.4.0.0.00.	SALDO EN CAJA Y BANCO	400,000
140.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	400,000
140.2.4.2.0.01.	SALDO DE CAPITAL	400,000

ARTÍCULO 80. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,265,383
Servicios de Habilitación	9,633,590
Servicio de Apoyo	851,273
Producción y Capacitación Laboral	486,254
Transferencias Varias.	558,200
Total del Presupuesto de funcionamiento	**13,794,700**
Inversión	
Construcciones y Reparaciones	60,000
Suministros	80,000
Total del Presupuesto de inversión	**140,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,934,700**

CAPÍTULO XVIII

1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2005:

Ingresos Totales	3,786,000
Menos: Aumento de Reservas	594,000
Ingresos Disponibles	3,192,000
Gastos	3,192,000

ARTÍCULO 82. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	3,786,000
142.1.0.0.0.00.	INGRESOS CORRIENTES	3,786,000
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	3,215,000

142.1.1.1.0.00.	IMPUESTOS DIRECTOS	3,215,000
142.1.1.1.4.00.	SEGURO EDUCATIVO	3,215,000
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	3,215,000
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	571,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	554,000
142.1.2.3.7.00.	INSTITUC. DESCENTRALIZADAS (INF. EST.)	554,000
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	554,000
142.1.2.6.0.00.	INGRESOS VARIOS	17,000
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	17,000

ARTÍCULO 83. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	926,325
Promoción y Fortalecimiento	2,244,175
Transferencias Varias	21,500
Total del Presupuesto de funcionamiento	**3,192,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,192,000**

CAPÍTULO XIX

1.45 INSTITUTO PANAMEÑO DE TURISMO

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMENO DE TURISMO para la vigencia fiscal de 2005:

Ingresos Totales	24,243,600
Menos: Aumento de Reservas	4,151,110
Ingresos Disponibles	20,092,490
Gastos	20,092,490

ARTÍCULO 85. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	INSTITUTO PANAMEÑO DE TURISMO (IPAT)	24,243,600
145.1.0.0.0.00.	INGRESOS CORRIENTES	21,800,300
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	17,936,800
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	17,936,800
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	17,936,800
145.1.1.2.4.03.	PASAJE AÉREO	7,878,400
145.1.1.2.4.04.	HOSPEDAJES	10,058,400
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,863,500
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,871,800
145.1.2.1.1.00.	ARRENDAMIENTOS	1,871,800
145.1.2.1.1.01.	ARRENDAMIENTOS	1,871,800
145.1.2.4.0.00.	TASAS Y DERECHOS	1,926,000
145.1.2.4.2.00.	TASAS	1,926,000

145.1.2.4.2.25.	TARJETAS DE TURISMO	1,926,000
145.1.2.6.0.00.	INGRESOS VARIOS	65,700
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	65,700
145.2.0.0.0.00.	INGRESOS DE CAPITAL	2,443,300
145.2.2.0.0.00.	RECURSOS DEL CRÉDITO	1,443,300
145.2.2.2.0.00.	CRÉDITO EXTERNO	1,443,300
145.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	1,443,300
145.2.2.2.1.34.	BID IPAT S/N	1,443,300
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000

ARTÍCULO 86. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE TURISMO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,843,983
Fomento del Turismo	2,070,179
Transferencias Varias	3,997,500
Total del Presupuesto de funcionamiento	**9,911,662**
Inversión	
Promoción Turística	10,180,828
Total del Presupuesto de inversión	**10,180,828**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,092,490**

CAPÍTULO XX

1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2005:

Ingresos Totales	19,500,000
Menos: Aumento de Reservas	1,427,200
Ingresos Disponibles	18,072,800
Gastos	18,072,800

ARTÍCULO 88. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	19,500,000
148.1.0.0.0.00.	INGRESOS CORRIENTES	19,500,000
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,500,000
148.1.2.4.0.00.	TASAS Y DERECHOS	19,110,000
148.1.2.4.1.00.	DERECHOS	19,110,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	13,455,000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	3,900,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	1,755,000

148.1.2.6.0.00.	INGRESOS VARIOS	390,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	390,000

ARTÍCULO 89. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,150,148
Operaciones	1,581,768
Archivos Nacionales	202,384
Tansferencias	12,586,900
Total del Presupuesto de funcionamiento	**16,521,200**
Inversión	
Servicio de Registro Público	109,600
Edificaciones	1,192,000
Equipo de Tecnología	250,000
Total del Presupuesto de inversión	**1,551,600**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,072,800**

CAPÍTULO XXI

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2005:

Ingresos Totales	13,951,900
Menos: Aumento de Reservas	
Ingresos Disponibles	13,951,900
Gastos	13,951,900

ARTÍCULO 91. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	13,951,900
187.1.0.0.0.00.	INGRESOS CORRIENTES	13,726,900
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	13,726,900
187.1.2.1.0.00.	RENTA DE ACTIVOS	108,600
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	108,600
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	58,600
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	50,000
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	12,685,700
187.1.2.3.1.00.	GOBIERNO CENTRAL	12,685,700
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	12,685,700
187.1.2.4.0.00.	TASAS Y DERECHOS	897,600
187.1.2.4.1.00.	DERECHOS	825,922
187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	71,319
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	754,603

187.1.2.4.2.00.	TASAS	71,678
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	11,678
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	60,000
187.1.2.6.0.00.	INGRESOS VARIOS	35,000
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	35,000
187.2.0.0.0.00.	INGRESOS DE CAPITAL	225,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	225,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	225,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	225,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	225,000

ARTÍCULO 92. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	4,073,516
Educación Superior	9,477,548
Investigación	175,836
Total del Presupuesto de funcionamiento	**13,726,900**
Inversión	
Construcción y Rehabilitación	225,000
Total del Presupuesto de inversión	**225,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**13,951,900**

CAPÍTULO XXII

1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 93. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2005:

Ingresos Totales	113,149,800
Menos: Aumento de Reservas	
Ingresos Disponibles	113,149,800
Gastos	113,149,800

ARTÍCULO 94. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	113,149,800
190.1.0.0.0.00.	INGRESOS CORRIENTES	111,268,300
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	111,268,300
190.1.2.1.0.00.	RENTA DE ACTIVOS	1,833,000
190.1.2.1.1.00.	ARRENDAMIENTOS	68,000
190.1.2.1.1.01.	ARRENDAMIENTOS	68,000
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,765,000
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	115,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,600,000
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	50,000

190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	105,219,300
190.1.2.3.1.00.	GOBIERNO CENTRAL	105,074,300
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	105,074,300
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	145,000
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	145,000
190.1.2.4.0.00.	TASAS Y DERECHOS	3,916,000
190.1.2.4.1.00.	DERECHOS	3,189,000
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	87,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,102,000
190.1.2.4.2.00.	TASAS	727,000
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	75,000
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	580,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	72,000
190.1.2.6.0.00.	INGRESOS VARIOS	300,000
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	300,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	1,881,500
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,881,500
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,881,500
190.2.3.2.1.00.	GOBIERNO CENTRAL	1,881,500
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,881,500

ARTÍCULO 95. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	34,475,996
Educación Superior.	71,863,714
Investigaciones	3,066,821
Extensión Cultural	1,687,369
Transferencias Varias	174,400
Total del Presupuesto de funcionamiento	**111,268,300**
Inversión	
Construcciones y Equipamiento	1,765,500
Seguimiento a Proy .de Inversión	116,000
Total del Presupuesto de inversión	**1,881,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**113,149,800**

CAPÍTULO XXIII

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2005:

Ingresos Totales	3,728,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,728,000
Gastos	3,728,000

ARTÍCULO 97. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	3,728,000
193.1.0.0.0.00.	INGRESOS CORRIENTES	3,509,000
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,509,000
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,401,800
193.1.2.3.1.00.	GOBIERNO CENTRAL	2,401,800
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	2,401,800
193.1.2.4.0.00.	TASAS Y DERECHOS	1,092,000
193.1.2.4.1.00.	DERECHOS	1,092,000
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	564,700
193.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	527,300
193.1.2.6.0.00.	INGRESOS VARIOS	15,200
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	219,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	219,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	219,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	219,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	219,000

ARTÍCULO 98. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,729,963
Serv. Docentes y Estudiantiles	1,779,037
Total del Presupuesto de funcionamiento	**3,509,000**
Inversión	
Remodelaciones	74,000
Construcciones	75,000
Equipam. de Labora. y Clínica Interdisc.	70,000
Total del Presupuesto de inversión	**219,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,728,000**

CAPÍTULO XXIV

1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2005:

Ingresos Totales	30,341,000
Menos: Aumento de Reservas	
Ingresos Disponibles	30,341,000
Gastos	30,341,000

ARTÍCULO 100. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA	30,341,000
195.1.0.0.0.00.	INGRESOS CORRIENTES	29,841,000
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	29,841,000
195.1.2.1.0.00.	RENTA DE ACTIVOS	1,300,000
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,300,000
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	500,000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	800,000
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	25,448,000
195.1.2.3.1.00.	GOBIERNO CENTRAL	25,448,000
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	25,448,000
195.1.2.4.0.00.	TASAS Y DERECHOS	2,393,000
195.1.2.4.1.00.	DERECHOS	2,193,000
195.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	60,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,100,000
195.1.2.4.1.99.	OTROS - BIBLIOTECA	33,000
195.1.2.4.2.00.	TASAS	200,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	200,000
195.1.2.6.0.00.	INGRESOS VARIOS	700,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	700,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	500,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	500,000

ARTÍCULO 101. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,540,345
Educación Superior Tecnológica	20,077,636
Investigación, Post-Grado y Extensión	2,223,019
Total del Presupuesto de funcionamiento	**29,841,000**
Inversión	
Construcciones Educativas	500,000
Total del Presupuesto de inversión	**500,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**30,341,000**

CAPÍTULO XXV

1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 102. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2005:

Ingresos Totales	292,400
Menos: Aumento de Reservas	
Ingresos Disponibles	292,400
Gastos	292,400

ARTÍCULO 103. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	292,400
197.1.0.0.0.00.	INGRESOS CORRIENTES	292,400
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	292,400
197.1.2.1.0.00.	RENTA DE ACTIVOS	37,000
197.1.2.1.1.00.	ARRENDAMIENTOS	36,000
197.1.2.1.1.02.	DE LOTES Y TIERRAS	36,000
197.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,000
197.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	1,000
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	240,600
197.1.2.3.1.00.	GOBIERNO CENTRAL	240,600
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	240,600
197.1.2.4.0.00.	TASAS Y DERECHOS	14,800
197.1.2.4.1.00.	DERECHOS	6,400
197.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	6,400
197.1.2.4.2.00.	TASAS	8,400
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	8,000
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	400

ARTÍCULO 104. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	292,400
Total del Presupuesto de funcionamiento	**292,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**292,400**

TÍTULO IV
PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

CAPÍTULO I
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 105. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2005 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**389,186,600**	**50,614,900**	**439,801,500**	**338,921,500**	**100,880,000**	**439,801,500**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	32,579,600	0	32,579,600	24,022,200	8,557,400	32,579,600
AUTORIDAD MARÍTIMA DE PANAMÁ	69,393,100	0	69,393,100	66,800,300	2,592,800	69,393,100
BINGOS NACIONALES	900,000	0	900,000	900,000		900,000
AUTORIDAD AERONÁUTICA CIVIL	14,025,600	4,622,400	18,648,000	14,443,000	4,205,000	18,648,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	67,675,500	44,277,700	111,953,200	51,157,500	60,795,700	111,953,200
INSTITUTO DE MERCADEO AGROPECUARIO	3,731,400	0	3,731,400	3,679,700	51,700	3,731,400
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	51,436,900	0	51,436,900	32,818,500	18,618,400	51,436,900
LOTERÍA NACIONAL DE BENEFICENCIA	122,296,000	0	122,296,000	122,096,000	200,000	122,296,000
ZONA LIBRE DE COLÓN	20,663,300	0	20,663,300	16,536,000	4,127,300	20,663,300
AGENCIA DEL AREA PANAMA PACIFICO	6,485,200	1,714,800	8,200,000	6,468,300	1,731,700	8,200,000

ARTÍCULO 106. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**169,366,560**	**21,563,640**	**132,759,200**	**560,500**	**14,671,600**	**338,921,500**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	11,261,800	1,376,500	6,033,900	0	5,350,000	24,022,200
AUTORIDAD MARÍTIMA DE PANAMÁ	11,142,400	6,371,200	47,879,500	0	1,407,200	66,800,300
BINGOS NACIONALES	772,200	127,800	0	0	0	900,000
AUTORIDAD AERONÁUTICA CIVIL	11,602,700	1,904,900	0	0	935,400	14,443,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	47,057,500	2,698,300	0	7,000	1,394,700	51,157,500
INSTITUTO DE MERCADEO AGROPECUARIO	3,301,300	370,400	0	0	8,000	3,679,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A. 1/	16,024,200	1,946,600	10,533,400	396,700	3,917,600	32,818,500
LOTERÍA NACIONAL DE BENEFICENCIA	54,862,300	3,085,100	63,991,800	156,800	0	122,096,000
ZONA LIBRE DE COLÓN	7,215,060	3,341,640	4,320,600	0	1,658,700	16,536,000
AGENCIA DEL AREA PANAMA PACIFICO	6,127,100	341,200	0	0	0	6,468,300

1/ Aporte al fisco incluye impuestos

ARTÍCULO 107: Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**79,410,700**	**702,800**	**4,500,000**	**16,266,500**	**100,880,000**
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	2,484,100	623,300	4,500,000	950,000	8,557,400
AUTORIDAD MARÍTIMA DE PANAMÁ	1,000,000	0	0	1,592,800	2,592,800
AUTORIDAD AERONÁUTICA CIVIL	2,605,000	0	0	1,600,000	4,205,000
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	57,246,800	0	0	3,548,900	60,795,700
INSTITUTO DE MERCADEO AGROPECUARIO	0	22,600	0	29,100	51,700
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	13,510,000	8,000	0	5,100,400	18,618,400
LOTERÍA NACIONAL DE BENEFICENCIA	200,000	0	0	0	200,000
ZONA LIBRE DE COLÓN	650,000	32,000	0	3,445,300	4,127,300
AGENCIA DEL AREA PANAMA PACIFICO	1,714,800	16,900	0	0	1,731,700

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2005:

Ingresos Totales	32,579,600
Menos: Aumento de Reservas	
Ingresos Disponibles	32,579,600
Gastos	32,579,600

ARTÍCULO 109. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	32,579,600
202.1.0.0.0.00.	INGRESOS CORRIENTES	32,579,600
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	32,579,600
202.1.2.1.0.00.	RENTA DE ACTIVOS	6,675,600
202.1.2.1.1.00.	ARRENDAMIENTOS	163,800
202.1.2.1.1.01.	ARRENDAMIENTOS	163,800
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,171,600

202.1.2.1.3.04.	VENTA DE ENERGÍA	1,150,000
202.1.2.1.3.07.	AGUA	21,600
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	5,340,200
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	7,200
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	3,930,000
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	106,000
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	1,297,000
202.1.2.4.0.00.	TASAS Y DERECHOS	25,690,500
202.1.2.4.1.00.	DERECHOS	25,690,500
202.1.2.4.1.17.	USO DE AEROPUERTOS	13,685,000
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	678,500
202.1.2.4.1.45.	OTRAS CONCESIONES	11,327,000
202.1.2.6.0.00.	INGRESOS VARIOS	213,500
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	163,500
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 110. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Operaciones Aeroportuarias	25,595,500
Total del Presupuesto de funcionamiento	**25,595,500**
Inversión	
Ampliación y Remodelación	2,484,100
Transferencias de Capital	4,500,000
Total del Presupuesto de inversión	**6,984,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**32,579,600**

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2005:

Ingresos Totales	72,000,000
Menos: Aumento de Reservas	2,606,900
Ingresos Disponibles	69,393,100
Gastos	69,393,100

ARTÍCULO 112. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	72,000,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	72,000,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	19,746,900
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	19,746,900

203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	19,746,900
203.1.1.1.2.03.	IMPUESTOS DE NAVES	19,746,900
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	52,253,100
203.1.2.1.0.00.	RENTA DE ACTIVOS	4,560,400
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	4,560,400
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	2,560,400
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	2,000,000
203.1.2.4.0.00.	TASAS Y DERECHOS	40,872,700
203.1.2.4.1.00.	DERECHOS	4,308,000
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	1,500,000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	2,808,000
203.1.2.4.2.00.	TASAS	36,564,700
203.1.2.4.2.08.	RECAUDOS CONSULARES	12,300,000
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	3,000,000
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	3,250,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	9,689,700
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	2,000,000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	6,100,000
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	125,000
203.1.2.6.0.00.	INGRESOS VARIOS	6,820,000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	800,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	3,250,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	2,770,000

ARTÍCULO 113. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,799,700
Servicios de la Act. Marítima	8,308,900
Servicios Portuarios	2,558,700
Rec. Marinos y Costeros	846,300
Transferencias	47,879,500
Total del Presupuesto de funcionamiento	**68,393,100**
Inversión	
Puertos	1,000,000
Total del Presupuesto de inversión	**1,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**69,393,100**

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2005:

Ingresos Totales 900,000

Menos: Aumento de Reservas	
Ingresos Disponibles	900,000
Gastos	900,000

ARTÍCULO 115. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	900,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	900,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	900,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	900,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	900,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	900,000

ARTÍCULO 116. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior	199,528
Administración de Bingos	700,472
Total del Presupuesto de funcionamiento	**900,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**900,000**

CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 117. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2005:

Ingresos Totales	20,896,600
Menos: Aumento de Reservas	2,248,600
Ingresos Disponibles	18,648,000
Gastos	18,648,000

ARTÍCULO 118. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	20,896,600
238.1.0.0.0.00.	INGRESOS CORRIENTES	16,274,200
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,274,200
238.1.2.1.0.00.	RENTA DE ACTIVOS	9,090,000
238.1.2.1.1.00.	ARRENDAMIENTOS	750,000
238.1.2.1.1.01.	ARRENDAMIENTOS	750,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	315,000
238.1.2.1.3.04.	VENTA DE ENERGÍA	250,000
238.1.2.1.3.11.	COMBUSTIBLE	65,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	8,025,000

238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	100,000
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	125,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	7,800,000
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,685,000
238.1.2.3.1.00.	GOBIERNO CENTRAL	5,685,000
238.1.2.3.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	5,685,000
238.1.2.4.0.00.	TASAS Y DERECHOS	1,029,200
238.1.2.4.1.00.	DERECHOS	1,029,200
238.1.2.4.1.17.	USO DE AEROPUERTOS	700,200
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	110,000
238.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	219,000
238.1.2.6.0.00.	INGRESOS VARIOS	470,000
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	2,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	468,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	4,622,400
238.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	7,400
238.2.1.1.0.00.	VENTA DE ACTIVOS	7,400
238.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	7,400
238.2.1.1.1.01.	TERRENOS	7,400
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,615,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,615,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	115,000
238.2.3.2.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000
238.2.3.2.2.00.	INSTITUCIONES DESCENTRALIZADAS	4,500,000
238.2.3.2.2.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4,500,000

ARTÍCULO 119. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,026,234
Servicios Aeronáuticos	4,171,497
Operación de Aeropuertos	1,575,469
Transferencias Varias	734,400
Operaciones Financieras	2,535,400
Total del Presupuesto de funcionamiento	**16,043,000**
Inversión	
Adquisición y Rehabilitación de Equipo	1,280,000
Rehabil. y Mantenim. Aeroportuario	1,325,000
Total del Presupuesto de inversión	**2,605,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,648,000**

CAPÍTULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 120. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS

NACIONALES para la vigencia fiscal de 2005:

Ingresos Totales	121,562,300
Menos: Aumento de Reservas	9,609,100
Ingresos Disponibles	111,953,200
Gastos	111,953,200

ARTÍCULO 121. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	121,562,300
266.1.0.0.0.00.	INGRESOS CORRIENTES	67,675,500
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	67,675,500
266.1.2.1.0.00.	RENTA DE ACTIVOS	57,415,700
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	57,415,700
266.1.2.1.3.07.	AGUA	57,415,700
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	3,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	3,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	1,959,500
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	1,959,500
266.1.2.6.0.00.	INGRESOS VARIOS	5,300,300
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	2,264,100
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	3,036,200
266.2.0.0.0.00.	INGRESOS DE CAPITAL	53,886,800
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	53,886,800
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	53,886,800
266.2.3.2.1.00.	GOBIERNO CENTRAL	53,886,800
266.2.3.2.1.12.	MINISTERIO DE SALUD	53,886,800

ARTÍCULO 122. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	9,096,938
Dotación de Agua Potable	36,160,786
Comercialización	4,505,076
Operaciones Financieras	4,943,600
Total del Presupuesto de funcionamiento	**54,706,400**
Inversión	
Desarrollo del Sistema de Agua	49,538,300
Desarrollo Sist. Alcantarillado	6,519,200
Inversiones Complementarias	1,189,300
Total del Presupuesto de inversión	**57,246,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**111,953,200**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2005:

Ingresos Totales	3,731,400
Menos: Aumento de Reservas	
Ingresos Disponibles	3,731,400
Gastos	3,731,400

ARTÍCULO 124. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	3,731,400
270.1.0.0.0.00.	INGRESOS CORRIENTES	3,731,400
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,731,400
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,939,100
270.1.2.3.1.00.	GOBIERNO CENTRAL	2,939,100
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,939,100
270.1.2.6.0.00.	INGRESOS VARIOS	792,300
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	792,300

ARTÍCULO 125. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,667,239
Apoyo a la Comercialización	2,027,061
Operaciones Financieras	37,100
Total del Presupuesto de funcionamiento	**3,731,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**3,731,400**

CAPÍTULO VIII

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2005:

Ingresos Totales	62,612,200
Menos: Aumento de Reservas	11,175,300
Ingresos Disponibles	51,436,900

Gastos	51,436,900

ARTÍCULO 127. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	62,612,200
278.1.0.0.0.00.	INGRESOS CORRIENTES	50,687,100
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	50,687,100
278.1.2.4.0.00.	TASAS Y DERECHOS	47,217,600
278.1.2.4.2.00.	TASAS	47,217,600
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	47,217,600
278.1.2.6.0.00.	INGRESOS VARIOS	3,469,500
278.1.2.6.0.10.	VIGENCIAS EXPIRADAS	2,869,500
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	600,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	11,925,100
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	11,925,100
278.2.2.2.0.00.	CRÉDITO EXTERNO	11,925,100
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	11,925,100
278.2.2.2.1.31.	B.I.D. S/N IRHE L/T	11,925,100

ARTÍCULO 128. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Operaciones de Transmisión		18,528,000
Operaciones Financieras		9,018,000
Transferencias Varias		10,380,900
	Total del Presupuesto de funcionamiento	**37,926,900**
	Inversión	
Transmisión		13,010,000
Otras Inversiones		500,000
	Total del Presupuesto de inversión	**13,510,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**51,436,900**

CAPÍTULO IX

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2005:

Ingresos Totales	127,000,000
Menos: Aumento de Reservas	4,704,000
Ingresos Disponibles	122,296,000
Gastos	122,296,000

ARTÍCULO 130. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a

continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	127,000,000
282.1.0.0.0.00.	INGRESOS CORRIENTES	127,000,000
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	126,920,000
282.1.2.1.0.00.	RENTA DE ACTIVOS	126,821,000
282.1.2.1.1.00.	ARRENDAMIENTOS	46,600
282.1.2.1.1.01.	ARRENDAMIENTOS	46,600
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	126,774,400
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	33,258,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	93,516,400
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000
282.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	80,000
282.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	80,000
282.1.3.2.0.24.	INT. Y COMIS. GANADOS S/VALORES EMITIDOS	80,000

ARTÍCULO 131. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,201,700
Administración de Billetes	46,474,200
Transferencias	65,420,100
Total del Presupuesto de funcionamiento	**122,096,000**
Inversión	
Infraestructura	70,000
Equipamiento	130,000
Total del Presupuesto de inversión	**200,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**122,296,000**

CAPÍTULO X

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2005:

Ingresos Totales	22,270,000
Menos: Aumento de Reservas	1,606,700
Ingresos Disponibles	20,663,300
Gastos	20,663,300

ARTÍCULO 133. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	22,270,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	22,270,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	22,251,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	18,534,000
296.1.2.1.1.00.	ARRENDAMIENTOS	9,852,000
296.1.2.1.1.01.	ARRENDAMIENTOS	5,160,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	4,692,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	7,203,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	7,203,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,479,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,071,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	408,000
296.1.2.4.0.00.	TASAS Y DERECHOS	3,581,000
296.1.2.4.2.00.	TASAS	3,581,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	15,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	306,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	1,152,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	1,620,000
296.1.2.4.2.99.	OTRAS TASAS	488,000
296.1.2.6.0.00.	INGRESOS VARIOS	136,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	114,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	22,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	19,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	19,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	19,000

ARTÍCULO 134. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	5,592,603
Comercialización y Desarrollo	2,278,097
Transferencias Varias	7,038,600
Operaciones Financieras	5,104,000
Total del Presupuesto de funcionamiento	**20,013,300**
Inversión	
Inversiones Estratégicas de Zona Libre	650,000
Total del Presupuesto de inversión	**650,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**20,663,300**

CAPÍTULO XI

2.97 AGENCIA DEL AREA PANAMÁ PACIFICO

ARTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL AREA PANAMÁ PACIFICO para la vigencia fiscal de 2005:

Ingresos Totales	8,200,000

Menos: Aumento de Reservas	
Ingresos Disponibles	8,200,000
Gastos	8,200,000

ARTÍCULO 136. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACIFICO	8,200,000
297.1.0.0.0.00.	INGRESOS CORRIENTES	6,485,200
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,485,200
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,485,200
297.1.2.3.1.00.	GOBIERNO CENTRAL	6,485,200
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	6,485,200
297.2.0.0.0.00.	INGRESOS DE CAPITAL	1,714,800
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,714,800
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,714,800
297.2.3.2.1.00.	GOBIERNO CENTRAL	1,714,800
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,714,800

ARTÍCULO 137. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL AREA PANAMÁ PACIFICO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración y Operación	6,485,200
Total del Presupuesto de funcionamiento	**6,485,200**
Inversión	
Desarrollo de Infraestructura	1,714,800
Total del Presupuesto de inversión	**1,714,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,200,000**

TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 138. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2005 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	**320,404,300**	**548,812,100**	**869,216,400**	**249,189,100**	**620,027,300**	**869,216,400**
SUPERINTENDENCIA DE BANCOS	6,411,100	0	6,411,100	6,342,500	68,600	6,411,100
BANCO DE DESARROLLO AGROPECUARIO	29,200,000	21,173,100	50,373,100	9,351,900	41,021,200	50,373,100
BANCO HIPOTECARIO NACIONAL	9,096,300	10,754,400	19,850,700	12,340,400	7,510,300	19,850,700
BANCO NACIONAL DE PANAMÁ	183,354,000	377,305,300	560,659,300	139,684,600	420,974,700	560,659,300
CAJA DE AHORROS	88,280,400	139,579,300	227,859,700	77,557,200	150,302,500	227,859,700
COMISIÓN NACIONAL DE VALORES	1,888,400	0	1,888,400	1,738,400	150,000	1,888,400
INSTITUTO DE SEGURO AGROPECUARIO	2,174,100	0	2,174,100	2,174,100		2,174,100

ARTÍCULO 139. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	**166,201,802**	**9,070,398**	**51,741,700**	**0**	**22,175,200**	**249,189,100**
SUPERINTENDENCIA DE BANCOS	5,662,500	680,000	0	0	0	6,342,500
BANCO DE DESARROLLO AGROPECUARIO	7,237,100	914,500	0	0	1,200,300	9,351,900
BANCO HIPOTECARIO NACIONAL	7,137,202	484,898	1,741,700	0	2,976,600	12,340,400
BANCO NACIONAL DE PANAMÁ	84,855,900	3,497,300	50,000,000	0	1,331,400	139,684,600
CAJA DE AHORROS	58,064,900	2,825,400	0	0	16,666,900	77,557,200
COMISIÓN NACIONAL DE VALORES	1,525,800	212,600	0	0	0	1,738,400
INSTITUTO DE SEGURO AGROPECUARIO	1,718,400	455,700	0	0	0	2,174,100

ARTÍCULO 140. Apruébase los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2005 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	**582,891,400**	**6,155,400**	**0**	**30,980,500**	**620,027,300**
SUPERINTENDENCIA DE BANCOS	0	68,600	0	0	68,600
BANCO DE DESARROLLO AGROPECUARIO	26,808,200	28,300	0	14,184,700	41,021,200
BANCO HIPOTECARIO NACIONAL	0	0	0	7,510,300	7,510,300
BANCO NACIONAL DE PANAMÁ	410,387,300	2,233,200	0	8,354,200	420,974,700
CAJA DE AHORROS	145,695,900	3,675,300	0	931,300	150,302,500
COMISIÓN NACIONAL DE VALORES	0	150,000	0	0	150,000

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2005:

Ingresos Totales	6,411,100
Menos: Aumento de Reservas	
Ingresos Disponibles	6,411,100
Gastos	6,411,100

ARTÍCULO 142. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	6,411,100
310.1.0.0.0.00.	INGRESOS CORRIENTES	6,411,100
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,607,100
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	969,000
310.1.2.3.7.00.	INSTITUC. DESCENTRALIZADAS (INF. EST.)	969,000
310.1.2.3.7.02.	FECI	969,000
310.1.2.4.0.00.	TASAS Y DERECHOS	4,475,600
310.1.2.4.2.00.	TASAS	4,475,600
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	1,839,500
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	2,636,100
310.1.2.6.0.00.	INGRESOS VARIOS	162,500

310.1.2.6.0.99.	OTROS INGRESOS VARIOS	162,500
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	4,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	4,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	4,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	800,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	800,000
310.1.4.2.0.01.	SALDO CORRIENTE	800,000

ARTÍCULO 143. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	3,198,699
Desarrollo y Regulación Bancaria	3,212,401
Total del Presupuesto de funcionamiento	**6,411,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**6,411,100**

CAPÍTULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2005:

Ingresos	65,600,000
Menos: Aumento de Reservas	15,226,900
Ingresos Disponibles	50,373,100
Gastos	50,373,100

ARTÍCULO 145. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	65,600,000
315.1.0.0.0.00.	INGRESOS CORRIENTES	29,200,000
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	21,500,000
315.1.2.1.0.00.	RENTA DE ACTIVOS	50,000
315.1.2.1.1.00.	ARRENDAMIENTOS	50,000
315.1.2.1.1.01.	ARRENDAMIENTOS	50,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	20,700,000
315.1.2.3.7.00.	INSTITUC. DESCENTRALIZADAS (INF. EST.)	20,700,000
315.1.2.3.7.02.	FECI	20,700,000
315.1.2.4.0.00.	TASAS Y DERECHOS	750,000

315.1.2.4.2.00.	TASAS	750,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	750,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	7,700,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	7,700,000
315.1.3.1.0.17.	A SECTOR PRIVADO	7,700,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	36,400,000
315.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	21,000,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	1,500,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,500,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	1,500,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	19,500,000
315.2.1.3.7.00.	SECTOR PRIVADO	19,500,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	19,500,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	12,900,000
315.2.2.1.0.00.	CRÉDITO INTERNO	12,900,000
315.2.2.1.4.00.	PRÉSTAMOS	12,900,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	12,900,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,500,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,500,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,500,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,500,000

ARTÍCULO 146. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	5,081,220
Servicio de Crédito Agropecuar	3,098,680
Operaciones Financieras	15,385,000
Total del Presupuesto de funcionamiento	**23,564,900**
Inversión	
Crédito Agropecuario	23,449,200
Equipamiento	600,000
Rehabilitación de Sucursales	175,000
Supervisión BDA-Sup.Bancaria	84,000
Prog.Espec.Crédito Contingente	2,500,000
Total del Presupuesto de inversión	**26,808,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**50,373,100**

CAPÍTULO IV

3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2005:

Ingresos Totales	21,794,900
Menos: Aumento de Reservas	1,944,200
Ingresos Disponibles	19,850,700
Gastos	19,850,700

ARTÍCULO 148. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	21,794,900
330.1.0.0.0.00.	INGRESOS CORRIENTES	9,096,300
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,717,400
330.1.2.1.0.00.	RENTA DE ACTIVOS	1,162,700
330.1.2.1.1.00.	ARRENDAMIENTOS	1,162,700
330.1.2.1.1.01.	ARRENDAMIENTOS	1,162,700
330.1.2.4.0.00.	TASAS Y DERECHOS	35,000
330.1.2.4.2.00.	TASAS	35,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	35,000
330.1.2.6.0.00.	INGRESOS VARIOS	1,519,700
330.1.2.6.0.11.	REINTEGROS	1,260,100
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	259,600
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	6,378,900
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,378,900
330.1.3.1.0.17.	A SECTOR PRIVADO	6,378,900
330.2.0.0.0.00.	INGRESOS DE CAPITAL	12,698,600
330.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	12,698,600
330.2.1.1.0.00.	VENTA DE ACTIVOS	4,264,500
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	4,264,500
330.2.1.1.1.01.	TERRENOS	4,264,500
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	8,434,100
330.2.1.3.7.00.	SECTOR PRIVADO	8,434,100
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	8,434,100

ARTÍCULO 149. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,242,965
Operaciones de Créditos	5,370,235
Transferencias Varias	1,750,600
Operaciones Financieras	10,486,900
Total del Presupuesto de funcionamiento	**19,850,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**19,850,700**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2005:

Ingresos Totales	560,659,300
Menos: Aumento de Reservas	
Ingresos Disponibles	560,659,300
Gastos	560,659,300

ARTÍCULO 151. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	560,659,300
345.1.0.0.0.00.	INGRESOS CORRIENTES	183,354,000
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,685,900
345.1.2.1.0.00.	RENTA DE ACTIVOS	53,000
345.1.2.1.1.00.	ARRENDAMIENTOS	13,000
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	13,000
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	40,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	40,000
345.1.2.4.0.00.	TASAS Y DERECHOS	4,632,900
345.1.2.4.2.00.	TASAS	4,632,900
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	4,632,900
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	178,668,100
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	163,423,300
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	17,004,900
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	2,908,800
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	948,400
345.1.3.1.0.17.	A SECTOR PRIVADO	103,417,678
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	39,143,522
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	15,244,800
345.1.3.2.0.27.	POR SECTOR PRIVADO	15,244,800
345.2.0.0.0.00.	INGRESOS DE CAPITAL	377,305,300
345.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	377,305,300
345.2.1.1.0.00.	VENTA DE ACTIVOS	1,400,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	1,400,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	1,400,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	375,905,300
345.2.1.3.1.00.	GOBIERNO CENTRAL	50,013,900
345.2.1.3.1.01.	GOBIERNO CENTRAL	50,013,900
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	125,600
345.2.1.3.2.95.	UNIVERSIDAD TECNOLÓGICA	125,600
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	5,960,700
345.2.1.3.3.05.	ARI	4,188,800
345.2.1.3.3.38.	DAC	1,555,600
345.2.1.3.3.66.	IDAAN	65,000
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300

345.2.1.3.7.00.	SECTOR PRIVADO	319,805,100
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	319,805,100

ARTÍCULO 152. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Bancarios	140,586,400
Operaciones Financieras	9,685,600
Total del Presupuesto de funcionamiento	**150,272,000**
Inversión	
Crédito Comercial	204,861,800
Obras y Construcciones	12,603,000
Crédito Agropecuario	90,061,300
Crédito Para Vivienda	95,780,900
Equipamiento de Sucursales	7,080,300
Total del Presupuesto de inversión	**410,387,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**560,659,300**

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2005:

Ingresos Totales	227,859,700
Menos: Aumento de Reservas	
Ingresos Disponibles	227,859,700
Gastos	227,859,700

ARTÍCULO 154. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	227,859,700
360.1.0.0.0.00.	INGRESOS CORRIENTES	88,280,400
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	54,000
360.1.2.1.0.00.	RENTA DE ACTIVOS	54,000
360.1.2.1.1.00.	ARRENDAMIENTOS	50,000
360.1.2.1.1.01.	ARRENDAMIENTOS	50,000
360.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	4,000
360.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	4,000
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	88,226,400

360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	88,226,400
360.1.3.1.0.17.	A SECTOR PRIVADO	88,226,400
360.2.0.0.0.00.	INGRESOS DE CAPITAL	139,579,300
360.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	139,579,300
360.2.1.1.0.00.	VENTA DE ACTIVOS	1,500,000
360.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,500,000
360.2.1.1.1.02.	EDIFICIOS	1,500,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	113,800,000
360.2.1.3.7.00.	SECTOR PRIVADO	113,800,000
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	113,800,000
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	24,279,300
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	24,279,300
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	24,279,300

ARTÍCULO 155. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	23,264,789
Captación y Colocación	39,357,345
Control de Operaciones	1,862,028
Operaciones Financieras	17,598,200
Fiscalización Gubernamental	81,438
Total del Presupuesto de funcionamiento	**82,163,800**
Inversión	
Hipotecarios y Construcción	42,000,000
Adquisición Inmuebles y Equipo	17,077,100
Otros Préstamos	86,618,800
Total del Presupuesto de inversión	**145,695,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**227,859,700**

CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 156. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2005:

Ingresos Totales	1,888,400
Menos: Aumento de Reservas	
Ingresos Disponibles	1,888,400
Gastos	1,888,400

ARTÍCULO 157. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	1,888,400
365.1.0.0.0.00.	INGRESOS CORRIENTES	1,888,400
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,466,800
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	675,000
365.1.2.4.2.00.	TASAS	675,000
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	675,000
365.1.2.6.0.00.	INGRESOS VARIOS	80,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
365.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	421,600
365.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	421,600
365.1.4.2.0.01.	SALDO CORRIENTE	421,600

ARTÍCULO 158. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Administración General	1,888,400
Total del Presupuesto de funcionamiento	**1,888,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**1,888,400**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2005:

Ingresos Totales	2,574,100
Menos: Aumento de Reservas	400,000
Ingresos Disponibles	2,174,100
Gastos	2,174,100

ARTÍCULO 160. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	2,574,100
390.1.0.0.0.00.	INGRESOS CORRIENTES	2,574,100
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,574,100
390.1.2.1.0.00.	RENTA DE ACTIVOS	1,450,900
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,450,900
390.1.2.1.4.10.	PRIMA DE SEGUROS	1,450,900

390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,073,200
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,073,200
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,073,200
390.1.2.6.0.00.	INGRESOS VARIOS	50,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000

ARTÍCULO 161. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2005, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	813,130
Seguro Agropecuario	1,360,970
Total del Presupuesto de funcionamiento	**2,174,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,174,100**

TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA
CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 162. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus programas y proyectos, así como lograr los objetivos y metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 163. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2005.

ARTÍCULO 164. ÁMBITO. Las Normas se aplicarán para el manejo del Presupuesto de las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas o Personas Jurídicas, en donde el Estado posea la totalidad de las acciones o participación, e Intermediarios Financieros, y en los Municipios y Juntas Comunales en lo que les sea aplicable.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 165. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras para la realización de los programas y proyectos contemplados en el Presupuesto General del Estado. La ejecución del presupuesto de ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del presupuesto de gastos. Con el objeto de evaluar la eficiencia de la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base de los pagos realizados por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 166. PRINCIPIO GENERAL. No se podrá realizar ningún pago si en el Presupuesto no consta específicamente la partida de gastos para satisfacer la obligación; así mismo el Estado no podrá exigir ningún tributo si no consta en el Presupuesto como parte de los ingresos.

ARTÍCULO 167. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar 15 días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja del año por mes.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de gastos de funcionamiento e inversión se distribuirán en doce asignaciones mensuales que no necesariamente serán iguales. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, cronogramas de actividades y en la previsión del comportamiento de los ingresos; en caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas enviará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional las asignaciones mensuales de ingresos y gastos.

ARTÍCULO 168. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto y se depositarán en la cuenta del Tesoro Nacional en el Banco Nacional de Panamá, contra la cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva Ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se hará de acuerdo con el presente artículo.

ARTÍCULO 169. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es la solicitud de adquisición de bienes o servicios independientemente de su entrega, pago o consumo, y constituye toda obligación adquirida por una institución pública que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida del periodo fiscal vigente.

DEVENGADO es el recibo de bienes o servicios entregados por parte del proveedor sin considerar el momento en que se consumen o pagan, y constituyen la obligación de pagar por los bienes o servicios recibidos.

PAGO constituye la emisión y entrega de cheques o la transferencia electrónica de fondos a favor de los proveedores, una vez que se reciben los bienes y servicios adquiridos.

SECCIÓN 1ª
INGRESOS O RENTAS

ARTÍCULO 170. PRINCIPIOS DE UNIVERSALIDAD Y UNIDAD. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, inclusive los de gestión institucional, del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

ARTÍCULO 171. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones respaldadas por convenios y leyes. Los ingresos generados por los comités de salud, los centros educativos y universidades oficiales como producto de actividades, venta de bienes y servicios, y las actividades desarrolladas por los docentes, asociaciones estudiantiles y clubes de padres de familia, no se enmarcan dentro de la definición de ingresos de gestión institucional. Igual tratamiento se les dará a las donaciones que no son producto de convenios; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 172. INGRESOS DEL CRÉDITO INTERNO. Las entidades públicas de financiamiento podrán otorgar facilidades de crédito a las instituciones públicas, únicamente de acuerdo con los montos y líneas de créditos previstos en el Presupuesto de la respectiva institución solicitante.

Las instituciones de crédito señaladas en este artículo suministrarán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 173. EXCEDENTES DE LOS INGRESOS. Para que los excedentes de los ingresos sobre las estimaciones puedan ser utilizados, deben incorporarse al Presupuesto General del Estado a través de créditos adicionales. En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. En el caso del Gobierno Central, se considerará como excedente de ingreso, cuando el total de las recaudaciones fiscales sea mayor al monto programado para el año. En el caso de ingresos de aplicación específica, el excedente se determinará en forma individual.

En el caso de los excedentes de los ingresos de las entidades del Sector Descentralizado, el Director o Gerente pondrá a consideración del Ministerio de Economía y Finanzas su posible utilización, y el Ministerio recomendará al Consejo de Gabinete la utilización de tales excedentes, incluyendo transferencias a favor del Tesoro Nacional. Igualmente el uso del excedente requerirá del respectivo crédito adicional.

ARTÍCULO 174. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considera que los ingresos recaudados son inferiores a los contemplados en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 175. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y el mantenimiento del equilibrio presupuestario. El Ministerio de Economía y Finanzas comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 176. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el único depositario oficial de los fondos públicos y la Contraloría General de la República será responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aun cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar tales cuentas y depósitos ingresándolos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos y todas las entidades autónomas del Estado, instituciones que por la naturaleza de sus operaciones, origen de sus recursos y reservas, podrán colocar parte de ellos en la Caja de Ahorros.

PARÁGRAFO TRANSITORIO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del Área Revertida se depositarán en la cuenta especial denominada: Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda; no obstante, se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 15 de mayo de

1995, modificada mediante la Ley 22 de 27 de junio de 2000, en la medida en que la Autoridad de la Región Interoceánica realice las ventas y concesiones de dichas viviendas.

SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 177. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 178. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará mensualmente sobre la base de las fases de Compromiso, Devengado y Pago, y en función de las asignaciones mensuales.

ARTÍCULO 179. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 180. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las autorizará y comunicará cuando proceda, al solicitante y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 181. CAMBIOS EN LA ESTRUCTURA DE PUESTOS. Las instituciones públicas podrán solicitar al Ejecutivo, a través del Ministerio de Economía y Finanzas, a partir del 1 de abril hasta el 31 de octubre, cambios en sus Estructuras de Puestos, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos no incluidos y/o reglamentados en la presente Ley o leyes especiales. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.

El monto de los aumentos y creaciones contemplados en los cambios de estructuras de puestos solo podrán ser financiados mediante la disminución y eliminación de puestos.

Las instituciones públicas bajo el régimen de carrera administrativa deberán consultar previamente a la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones ejecutivas.

PARÁGRAFO. El Órgano Ejecutivo podrá considerar cambios prioritarios en las estructuras de puestos fuera de los periodos estipulados en estas normas.

ARTÍCULO 182. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la estructura de puestos aprobada para cada institución.

Con excepción del Presidente de la República, los Vicepresidentes, los Ministros de Estado y demás cargos contemplados por ley, ninguna persona que preste servicios en el Sector Público en calidad de funcionario podrá devengar en conceptos de sueldos, gastos de representación y cualquiera otra asignación, una suma mayor que la asignada para el cargo de Viceministro de Estado, sin perjuicio de lo que por ley pueda tener derecho como sobresueldo.

Quedan comprendidos dentro de la excepción que señala este artículo los cargos que en forma expresa autorice el Órgano Ejecutivo.

PARÁGRAFO. Solo se pagarán las vacaciones a funcionarios activos, cuando se haga uso del tiempo, y a los ex funcionarios con cargo a créditos reconocidos, cuando la partida esté en el Presupuesto.

PARÁGRAFO TRANSITORIO. Se fijan congelamientos en los puestos vacantes que se van a reemplazar en un treinta por ciento (30%) de reducción sobre el sueldo establecido en la estructura de cargos vigente.

ARTÍCULO 183. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes hubiese tomado posesión del cargo de acuerdo con el trámite administrativo establecido y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión. Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

La prohibición de ejercer un cargo antes de la toma de posesión, así como los efectos retroactivos señalados en el párrafo anterior, no son aplicables al personal docente del Ministerio de Educación ni al de las Universidades Oficiales, ni a médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, cuando se cuente con las partidas presupuestarias correspondientes.

ARTÍCULO 184. ACCIONES DE PERSONAL. Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidas por las instituciones del Gobierno Central se presentarán al Ministerio de Economía y Finanzas para su revisión y envío para consideración y aprobación del Presidente de la República. Las acciones de personal de las instituciones del Sector Descentralizado, se enviarán al Ministerio de Economía y Finanzas, para su revisión y autorización.

Se exceptúan de esta norma los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Todas las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

PARÁGRAFO. Desde el año fiscal en que el Tribunal Electoral inicia la ejecución de un presupuesto de elecciones con miras a elecciones y hasta el año fiscal en que se celebren estas, todas sus acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación en la planilla correspondiente. Las vacantes que se produzcan por cualquier motivo no podrán ser congeladas dentro del periodo referido.

En los casos de nombramientos de personal contingente a que se refiere el Manual de Clasificación Presupuestaria del Gasto Público, solo se requerirá la acción de personal interna de la institución y la fiscalización de la Contraloría General de la República. Estas acciones de personal se pondrán en conocimiento del Ministerio de Economía y Finanzas.

ARTÍCULO 185. PERSONAL TRANSITORIO Y CONTINGENTE. En los casos de nombramientos de personal transitorio y contingente, se requerirá la acción de personal mediante Resuelto Interno que será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas correspondientes asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho Resuelto para que proceda con los ajustes correspondientes y remitirá copia de dicho informe a la Contraloría General de la República.

El personal contingente se contratará por un periodo no mayor de seis meses y expirará con la vigencia fiscal. El personal transitorio se contratará en base al detalle de la Estructura de Puestos aprobada en la Ley de Presupuesto por un periodo no mayor de doce meses y expirará con la vigencia fiscal.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente, deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

ARTÍCULO 186. ESTRUCTURA DE PUESTO PARA PERSONAL CONTINGENTE (003) Y SERVICIOS ESPECIALES (172). El personal contingente se contratará sobre la base del detalle de la Estructura de Puestos aprobada por la Ley de Presupuesto por un periodo no mayor de seis meses y expirará con la vigencia fiscal. Igualmente, el personal nombrado por Servicios Especiales se contratará en base a la Estructura de Puestos aprobada por la Ley de Presupuesto por un periodo no mayor a doce meses y expirará con la vigencia fiscal. Para ambos casos se deberá contar con la respectiva programación mensual.

En el caso de los recursos asignados a Personal Contingente para las suplencias en el Órgano Judicial y en el Ministerio Público, se asignarán sin el requerimiento establecido en el presente artículo.

ARTÍCULO 187. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de aquellos casos de funcionarios cuyas actividades están relacionadas directamente a la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 188. SERVICIOS ESPECIALES. Se podrá cargar a esta partida la contratación de funcionarios públicos, cuando estos obtengan licencia sin sueldo en la institución donde laboran y los servicios sean prestados a una institución distinta a la que concede la licencia.

La contratación por servicios especiales no excederá el sueldo de Viceministro y la autorización requerirá la presentación previa de la estructura de puesto que indique el siguiente detalle:

?? Tipo de servicio especial requerido

?? Número de meses, y

?? Monto de la cuantía mensual y total.

Los pagos para este compromiso se harán en forma parcial contra informe de avance, y el pago final contra el producto final de los servicios contratados.

PARÁGRAFO. Para las contrataciones por servicios especiales se requerirá la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas.

ARTÍCULO 189. CONSULTORÍA. La contratación que se requiera por consultoría (171) se ceñirá a los procedimientos contenidos en la Ley 56 de 1995, sobre contratación pública, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que la contratación cuenta con el financiamiento garantizado.

Los pagos para este compromiso se pagarán en forma parcial contra informe de avance y el pago final contra el producto final de los servicios contratados.

Los contratos con profesionales o técnicos, personas naturales, nacionales o extranjeras para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza se imputarán a la partida de Consultorías y Servicios Especiales; en los contratos de consultoría se deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 190. GASTOS DE REPRESENTACIÓN. Sólo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República; Vicepresidentes de la República; Ministros y Viceministros de Estado; Secretarios Generales; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Director y Subdirector Nacional de Asesoría Legal Parlamentaria; Director y Subdirector Nacional de Asesoría Legislativa; Rector y Vicerrectores de las Universidades Oficiales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Magistrados de los Tribunales Superiores y del Tribunal Electoral y el Fiscal Electoral; Defensor del Pueblo; Contralor y Subcontralor General de la República; Gobernadores; Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor; Directores y Subdirectores Generales de las instituciones del Sector Descentralizado; Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado; Director y Subdirector General de la Policía Nacional; Director y Subdirector General de la Policía Técnica Judicial; Director y Subdirector General del Servicio Aéreo Nacional; Director y Subdirector General del Servicio Marítimo Nacional; Director y Subdirector General de Tránsito; Secretario Ejecutivo del Consejo Nacional de Seguridad; Director y Subdirector de Seguridad Institucional de la Presidencia de la República; Jefes de Misiones Diplomáticas; Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación; Directores Regionales y Provinciales y Directores y Subdirectores Nacionales; Comisionados, Subcomisionados, Mayores y Capitanes de la Fuerza Pública, de la Policía Técnica Judicial; del Servicio Aéreo Nacional y del Servicio de Protección Institucional de la Presidencia de la República y aquellos cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos. Durante la vigencia de la presente Ley no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 191. SOBRETIEMPO. Sólo se reconocerá remuneración por sobretiempo cuando el funcionario haya ido previamente autorizado por el jefe inmediato a laborar horas extraordinarias. Dicho sobre tiempo no podrá exceder el veinticinco por ciento (25%) de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes existentes. No se pagará remuneración por trabajos extraordinarios que exceda del cincuenta por ciento (50%) del sueldo regular de un mes.
Quedan exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del sector salud cuando presten sus servicios en el interior del país.

ARTÍCULO 192. VIÁTICOS EN EL INTERIOR DEL PAÍS. Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

Para Ministros; Viceministros; Miembros de la Asamblea Nacional incluyendo al Secretario y Subsecretarios Generales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Contralor y Subcontralor General; Magistrados del Tribunal Electoral y Fiscal Electoral; Defensor del Pueblo; Directores; Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor; Gerentes y Administradores Generales y Rectores de las Universidades Oficiales:

B/.55.00 diarios.

Subdirectores; Subgerentes y Subadministradores Generales y Vicerrectores de Universidades Oficiales: B/.50.00 diarios.

Para otros funcionarios públicos: B/.35.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, podrá reconocerse la alimentación, siempre y cuando se realice fuera de las horas laborables.

ARTÍCULO 193. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar funcionarios públicos en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje, presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; países que visitará; objeto del viaje; resultados esperados de la misión; costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario; y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. En los casos de los Órganos

Legislativo y Judicial, del Ministerio Público y la Contraloría General de la República, solamente se le comunicará. Los viáticos serán los siguientes:

Para Ministros; Viceministros; Miembros de la Asamblea Nacional incluyendo al Secretario y Subsecretarios Generales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia, Contralor y Subcontralor General; Magistrados del Tribunal Electoral y Fiscal Electoral; Defensor del Pueblo; Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor; Directores; Gerentes y Administradores Generales:

Europa, Asia, África y Oceanía	B/.450.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.350.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina.	B/.225.00 diarios.

Subdirectores, Subgerentes y Subadministradores Generales:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina.	B/.200.00 diarios

Para otros funcionarios públicos:

Europa, Asia, Africa y Oceanía	B/.350.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.250.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina.	B/.175.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 194. VIAJES DE FUNCIONARIOS PÚBLICOS AL EXTERIOR. Los funcionarios que viajen al exterior en misión oficial viajarán en clase económica, con excepción del Presidente y los Vicepresidentes de la República; Ministros; Viceministros; Diputados de la Asamblea Nacional incluyendo al Secretario y Subsecretarios Generales; Defensor del Pueblo; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Contralor y Subcontralor General; Magistrados del Tribunal Electoral; Comisionados del Ente Regulador de los Servicios Públicos y de la Comisión de Libre Competencia y Asuntos del Consumidor y Directores; Gerentes y

Administradores Generales de las Entidades Descentralizadas; Empresas Públicas e Intermediarios Financieros, quienes viajarán en primera clase.

ARTÍCULO 195. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas, se asignarán y ejecutarán a través del Ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 196. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 197. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiese asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

ARTÍCULO 198. ADQUISICIONES MULTIANUALES. En las compras de medicamentos, equipo e instrumenta médico quirúrgico, de laboratorio, sanitario, odontológico, de rayos x y otros similares, cuya duración sea mayor de un año, se procederá como sigue:

1. La institución, la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y la Contraloría General de la República, estimarán el tiempo de ejecución de las adquisiciones y los pagos efectivos durante el transcurso de dicha ejecución.

2. El acto público se realizará por la totalidad de la adquisición y el contrato incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso. De igual manera, el contrato deberá incluir una cláusula que obliga a la institución a incluir, en los presupuestos de la institución de las próximas vigencias fiscales, los recursos financieros programados a pagar durante esas vigencias correspondientes. Estas compras tendrán prioridad sobre cualquier otra, y la institución esta obligada a ejecutarla con prioridad.

SECCION 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 199. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad en la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción, deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 32 de la Ley 56 de 1995, sobre contratación pública, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el número de partida presupuestaria y la fuente de financiamiento garantizada.

ARTÍCULO 200. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se podrán realizar por contrato. Para este propósito las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público, y demás trámites pertinentes.

ARTÍCULO 201. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de que las inversiones se ejecuten por administración directa, la institución ejecutora deberá contar, previo al inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se contratará como personal contingente y transitorio y podrán permanecer hasta que concluya la ejecución del proyecto. El resto de los servicios requeridos se contratará en concepto de servicios especiales con cargo al objeto del gasto 172.

ARTÍCULO 202. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y especificaciones de la licitación pública o concurso así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del 100% del valor anticipado.

ARTÍCULO 203. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito tanto para compras locales como para compras en el exterior, se utilizará por parte del sector público cuando la naturaleza de la obra así lo amerite siempre y cuando el pliego de cargos de la respectiva licitación o concurso así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá, deberá ser previamente autorizado por el Ministerio de Economía y Finanzas y refrendado por la Contraloría General de la República.

ARTÍCULO 204. INVERSIONES MULTIANUALES. Para los efectos de Proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y de Programación de Inversiones del Ministerio de Economía y Finanzas, estimarán el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de su ejecución.

2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución y, por ende, al Estado a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y le dará prioridad a los proyectos en ejecución.

ARTÍCULO 205. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión debidamente justificados por razones técnicas, no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En aquellos contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, esta retención se podrá devolver al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubiesen sido acordados.

ARTÍCULO 206. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondientes a los Proyectos de Desarrollo Local y Obras Comunitarias serán asignadas en forma igualitaria, y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 207. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones, deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 208. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 209. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos de partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 15 de noviembre, pero podrán realizarse en cualquier época del año en el caso de obras de inversiones sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa consulta a la Contraloría General de la República respecto a la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de cien mil balboas (B/.100,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los ocho días hábiles siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, la entidad solicitante deberá sustentarla ante la Comisión, la que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de cien mil balboas (B/.100,000.00) se remitirán a la Comisión de Presupuesto de la Asamblea Nacional; esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

ARTÍCULO 210. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, servicios básicos, cuotas a organismos internacionales, contribuciones a la Caja de Seguro Social y del Servicio de la Deuda Pública, cuando no corresponda a ahorros comprobados.

2. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.

3. Los saldos de las partidas de inversiones podrán trasladarse entre sí.

4. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior.

ARTÍCULO 211. CRÉDITOS ADICIONALES. Los créditos adicionales son aquellos que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son aquellos que se aprueban con el fin de atender, por causas imprevistas y urgentes, los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto; y los suplementarios, aquellos destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 212. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o se cree uno nuevo.

ARTÍCULO 213. PLAZOS PARA LOS CRÉDITOS ADICIONALES. Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de febrero y el 15 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional, hasta el 30 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los períodos estipulados en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darles el trámite correspondiente.

ARTÍCULO 214. PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES. Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el Proyecto de Resolución. Cuando el Proyecto de Resolución recomendado no exceda un monto de dos millones de balboas (B/. 2,000,000.00) será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el Proyecto de Resolución recomendado exceda un monto de dos millones de balboas (B/. 2,000,000.00) se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación final.

Cuando los créditos adicionales correspondan a proyectos de inversión nuevos, deberán acompañarse de la recomendación favorable emitida por la unidad administrativa responsable del Sistema Nacional de Inversiones Públicas.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y conveniencia en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 215. MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES. Se podrán realizar modificaciones al Presupuesto General del Estado por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 216. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los programas, proyectos y decisiones, e identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 217. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la valuación de los programas incluidos en el Presupuesto General del Estado, para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de que se determine incumplimiento en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base a las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del sector público y si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante resolución ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO PRIMERO. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, la Defensoría del Pueblo y la Contraloría General de la República no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.

PARÁGRAFO SEGUNDO. Desde el año fiscal en que inicie un presupuesto de elecciones con miras a unas elecciones y hasta el año fiscal en que se celebren estas, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este período el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieren sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 218. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros quince días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros. Con base en lo anterior, el Ministerio de Economía y Finanzas junto con la Contraloría General de la República, presentarán a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.

La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sean requeridos por cualquiera de estos. Por su parte, el Ministerio de Economía y Finanzas presentará a la Comisión de Presupuesto un informe sobre el estado de la Deuda Pública y su servicio trimestralmente. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del siguiente trimestre.

CAPÍTULO IV
CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 219. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2005.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 220. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2005 se realizará hasta el 31 de marzo del año 2006.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, con base en los informes presentados por las entidades públicas y la información proporcionada por la Contabilidad Gubernamental.

ARTÍCULO 221. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas podrán solicitar, al Ministerio de Economía y Finanzas, reservas de caja para pagar los compromisos devengados existentes al 31 de diciembre, a más tardar el último día hábil de febrero del año siguiente.

Para el caso de proyectos o cuentas plurianuales, las instituciones deberán incluir en el presupuesto anual, solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 222. SALDO EN CAJA. Es la disponibilidad financiera de recursos menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO V
DISPOSICIONES VARIAS

ARTÍCULO 223. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Previa consulta a la Dirección General de Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado que fuera requerido por otra, podrá ser transferido a esta última mediante solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 224. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos, contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 225. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre éste y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes.

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordarán el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República.

ARTÍCULO 226. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir al Ministerio de Economía y Finanzas, mensualmente, copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.
3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios a efecto de cumplir con esta disposición.

ARTÍCULO 227. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del sector público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 228. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito, e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

ARTÍCULO 229. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas de carácter social asignadas al Ministerio de Educación, Ministerio de Salud, Ministerio de Vivienda, Ministerio de Obras Públicas, Instituto Nacional de Deportes y a las Universidades Oficiales, podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD).

ARTÍCULO 230. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, de conformidad con el artículo 121 de la Ley 34 de 1995, por la cual se modificó la Ley 47 de 1946, y con el artículo 48 del Decreto Ley 4 de 7 de enero de 1997, deberá certificar, a más tardar el 15 de enero del año 2005, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas, al Ministerio de Educación y al Instituto Nacional de Formación Profesional, para que estos últimos puedan proceder a incluir dichas sumas en el presupuesto correspondiente en la porción y con los fines propuestos por los citados artículos.

ARTÍCULO 231. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria.

ARTÍCULO 232. Esta Ley comenzará a regir desde el 1 de enero del año 2005.

COMUNIQUÍSE Y CÚMPLASE.

Aprobada en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá a los
Días del mes de noviembre del año dos mil cuatro.

El Presidente,

Jerry V. Wilson Navarro

El Secretario General,

CARLOS JOSÉ SMITH S.

ORGANO EJECUTIVO NACIONAL.- PRESIDENCIA DE LA REPÚBLICA.- PANAMÁ, REPÚBLICA DE PANAMÁ, DE NOVIEMBRE DE 2004

MARTÍN TORRIJOS ESPINO
Presidente de la República

RICAURTE VÁSQUEZ M.
Ministro de Economía y Finanzas